                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2002




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F [X] Form 40-F [ ]




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]

                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2002

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                                   ALTO PALERMO S.A. (APSA)


                                   By:
                                      ---------------------------
                                       Name: Saul Zang
                                       Title: Director





Dated: November 22, 2002

                            ALTO PALERMO S.A. (APSA)












                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           For the three-month periods
                        ended September 30, 2002 and 2001

Name of the Company:            ALTO PALERMO S.A. (APSA)

Corporate domicile:             Hipolito Yrigoyen 476 2(0)Floor - Buenos Aires

Principal activity:             Real estate investment and development


            Unaudited Financial Statements for the three-month period
                            ended September 30, 2002
               compared with the same period of the previous year
                   Fiscal year No. 113 beginning July 1, 2002
                      Expressed in constant Argentine Pesos
                 (See Note 1 of Unaudited Financial Statements)


            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                 October 1, 1889

Of last amendment:              October 21, 1999


Registration number
with the Superintendence
of Corporations:                511


Duration of the Company:        Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.


==============================================================================================================
                      CAPITAL COMPOSITION (NOTE 4 OF UNAUDITED FINANCIAL STATEMENTS)
--------------------------------------------------------------------------------------------------------------
                                          Authorized for Public Offer of      Subscribed          Paid up
       Type of stock                                  Shares                     Ps.                Ps.
--------------------------------------------------------------------------------------------------------------
Common stock, 1 vote each                          700,000,000                70,000,000         70,000,000
==============================================================================================================

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

     UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

==============================================================================
                                                  2002            2001
                                             (Notes 2 and 4) (Notes 2 and 4)
                                                   Ps.             Ps.
                                             ---------------------------------
ASSETS
CURRENT ASSETS
Cash and banks                                   27,958,365       9,830,778
Investments                                      12,470,700      19,446,210
Accounts receivable, net                         24,075,900     104,098,737
Inventory                                           629,252       5,453,219
Other receivables and prepaid expenses            4,306,182     118,225,591
                                             ---------------------------------
TOTAL CURRENT ASSETS                             69,440,399     257,054,535
                                             ---------------------------------

NON-CURRENT ASSETS
Accounts receivable, net                          3,858,242      11,104,512
Other receivables and prepaid expenses, net      24,426,027      37,613,711
Inventory, net                                   25,038,912      31,341,589
Investments                                      24,476,483      34,226,176
Fixed assets, net                               949,750,608   1,058,607,508
Intangible assets, net                           44,488,805      56,970,841
                                             ---------------------------------
TOTAL NON-CURRENT ASSETS                      1,072,039,077   1,229,864,337
                                             ---------------------------------
                                             ---------------------------------
TOTAL ASSETS                                  1,141,479,476   1,486,918,872
==============================================================================

==============================================================================
                                                  2002            2001
                                             (Notes 2 and 4) (Notes 2 and 4)
                                                   Ps.             Ps.
                                             ---------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable                          18,661,050      35,178,473
Customer advances                                9,610,896      32,731,280
Short-term debt                                 28,179,481     151,147,466
Related parties                                  1,132,167      67,468,048
Salaries and social security payable               965,574       5,207,165

Taxes payable                                    7,459,228       5,497,800

Other liabilities                                2,397,684       3,835,171
                                             ---------------------------------
TOTAL CURRENT LIABILITIES                       68,406,080     301,065,403
                                             ---------------------------------

NON-CURRENT LIABILITIES
Trade accounts payable                           5,673,506       4,064,742
Customer advances                               27,064,612      63,735,581
Long-term debt                                 309,029,782     380,422,609
Other liabilities                                3,019,014       5,689,041
                                             ---------------------------------
TOTAL NON-CURRENT LIABILITIES                  344,786,914     453,911,973
                                             ---------------------------------
TOTAL LIABILITIES                              413,192,994     754,977,376
                                             ---------------------------------
Minority interest                               15,445,671      22,094,334
                                             ---------------------------------
SHAREHOLDERS' EQUITY                           712,840,811     709,847,162
                                             ---------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   1,141,479,476   1,486,918,872
==============================================================================
The accompanying notes are an integral part of these unaudited consolidated financial statements.


        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)


                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                           For the three-month periods
                        ended September 30, 2002 and 2001

================================================================================
                                                       2002             2001
                                                 (Notes 2 and 4) (Notes 2 and 4)
                                                       Ps.             Ps.
                                                 --------------- ---------------
Sales:
  Leases and services                               19,791,116     46,745,488
  Sales and development properties                     413,888      2,566,951
  Credit card operations                             3,529,029     15,175,092
                                                 --------------- ---------------
TOTAL SALES                                         23,734,033     64,487,531
                                                 --------------- ---------------
Costs:
  Leases and services                              (15,511,614)   (17,602,948)
  Sales and development properties                    (606,509)    (2,988,919)
  Credit card operations                            (1,231,980)    (4,899,857)
                                                 --------------- ---------------
TOTAL COSTS                                        (17,350,103)   (25,491,724)
                                                 --------------- ---------------
Gross profit (loss):
  Leases and services                                4,279,502     29,142,540
  Sales and development properties                    (192,621)      (421,968)
  Credit card operations                             2,297,049     10,275,235
                                                 --------------- ---------------
TOTAL GROSS PROFIT                                   6,383,930     38,995,807
                                                 --------------- ---------------
Selling expenses                                    (5,056,089)   (14,056,369)
Administrative expenses                             (4,040,815)    (7,675,655)
Torres de Abasto unit contracts' rescissions              --           (8,299)
Net (loss) income in credit card trust                (505,254)     1,145,661
                                                 --------------- ---------------
OPERATING (LOSS) INCOME                             (3,218,228)    18,401,145
                                                 --------------- ---------------
Net loss in equity investments                        (947,061)      (641,641)
Financial results, net                              26,027,489    (35,712,974)
Other income, net                                   10,201,972        379,653
                                                 --------------- ---------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST    32,064,172    (17,573,817)
                                                 --------------- ---------------
Income tax                                            (114,579)      (755,588)
Minority interest                                    1,046,133        405,608
                                                 --------------- ---------------
NET INCOME (LOSS)                                   32,995,726    (17,923,797)
================================================================================
The accompanying notes are an integral part of these unaudited consolidated financial statements.



        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

               UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
                           For the three-month periods
                        ended September 30, 2002 and 2001

===================================================================================================================
                                                                                      2002              2001
                                                                                 (Notes 2 and 4)  (Notes 2 and 4)
                                                                                       Ps.              Ps.
                                                                                -----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the periods 32,995,726 (17,923,797) ADJUSTMENTS TO RECONCILE
NET INCOME (LOSS) TO CASH FLOW FROM OPERATING ACTIVITIES:
  o Financial results                                                              (41,491,595)           --
  o Depreciation of fixed assets                                                    13,887,162      14,165,416
  o Amortization of imparment of long-lived assets                                    (747,127)           --
  o Amortization of intangible assets                                                6,585,380       4,177,001
  o Allowance for doubtful accounts                                                  5,134,284      11,846,023
  o Provision for contingencies                                                           --            17,696
  o Recovery of allowance for doubtful accounts                                       (570,701)        (23,153)
  o Recovery of provision for contingencies                                            (27,431)        (22,673)
  o Gain on early redemption of debt                                               (17,329,691)           --
  o Net loss in equity investments                                                     947,061         641,641
  o Net loss (income) in credit card trust                                             522,667      (1,368,301)
  o Minority interest                                                               (1,046,133)       (405,608)
CHANGES IN CERTAIN ASSETS AND LIABILITIES, NET OF NON-CASH TRANSACTIONS AND THE
EFFECTS OF ACQUISITIONS:
  o Increase in accounts receivable                                                 (4,870,784)     (1,805,771)
  o Decrease in other receivables and prepaid expenses                               1,886,935       8,042,878
  o Increase in intangible assets                                                     (279,120)       (339,847)
  o Decrease in investments                                                            290,000            --
  o Decrease in inventory                                                              693,773       3,012,514
  o Increase (decrease) in trade accounts payable                                    5,531,194      (3,373,623)
  o Decrease in customer advances                                                     (159,485)     (5,468,869)
  o Decrease in taxes payable                                                       (4,633,926)       (529,632)
  o Decrease in salaries and social security payable                                  (184,861)     (1,717,054)
  o (Decrease) increse in other liabilities                                         (3,359,244)         82,035
  o Increase (decrease) in related parties                                           1,941,577          (5,411)
  o Increase in accrued interest                                                     4,636,748       8,111,457
                                                                                -----------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                          352,409      17,112,922
                                                                                -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  o (Decrease) increase in investments                                              (5,612,518)        592,958
  o Acquisition of fixed assets                                                       (883,472)     (1,006,697)
  o Acquisition of inventory                                                            (1,515)       (422,145)
                                                                                -----------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                           (6,497,505)       (835,884)
                                                                                -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  o Proceeds from short-term and long-term debt                                           --        32,516,400
  o Issuance of unsecured convertible Notes                                         72,657,258            --
  o Payment of short-term and long-term debt                                        (8,497,557)     (9,010,657)
  o Payment of loans granted by related parties                                           --       (86,323,300)
  o Financing costs                                                                   (230,594)         (8,979)
  o Proceeds from loans granted by related parties                                        --       148,670,568
  o Cash contributions received from minority shareholders                               2,656            --
  o Derivative instruments collateral deposit                                             --      (106,605,924)
  o Redemption of debt                                                             (44,240,484)           --
                                                                                -----------------------------------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             19,691,279     (20,761,892)
                                                                                -----------------------------------
    NET INCREASE  (DECRESE) IN CASH AND CASH EQUIVALENTS                            13,546,183      (4,484,854)
                                                                                -----------------------------------
    CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEARS                              16,563,218      21,348,932
                                                                                -----------------------------------
    CASH AND CASH EQUIVALENTS AS OF END OF PERIODS                                  30,109,401      16,864,078
===================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months. The accompanying notes are an integral part of these unaudited consolidated financial statements.


         PRICE WATERHOUSE & Co.


                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

                           For the three-month periods
                        ended September 30, 2002 and 2001



                                                                                             2002               2001
                                                                                             Ps.                Ps.
                                                                                       ----------------   ----------------
ADDITIONAL INFORMATION
NON-CASH ACTIVITIES
-- Increase in customer advances through a decrease in other liabilities                  2,652,000                   --
-- Conversion of balances with related parties into unsecured convertible Notes         119,406,592                   --
-- Retained interest in credit card receivables                                             754,751                   --
-- Liquidation of interest in credit card receivables                                     1,951,816                   --
-- Increase in fixed assets through a decrease in intangible assets                              --              385,264




        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
    See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           For the three-month periods
                        ended September 30, 2002 and 2001

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

         Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

         As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

         On January 6, 2002 the Government enacted Law No. 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree No. 214 (Restructuring of the financial system) dated February 3, 2002 and Decree No. 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of the issuance of these unaudited interim consolidated financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

         Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these unaudited consolidated financial statements and the effect they have on the Company's economic and financial situation.

         Exchange system

         On February 8, 2002 the Government issued Decree No. 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 1:  (CONTINUED)

         Deposits in Argentine financial institutions

         Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Restrictions have been imposed on the availability of certain balances in current accounts and savings accounts denominated in U.S. dollars and time deposits in pesos or dollars, which will be returned to their owners in installments. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds. If the depositors do not opt to receive Government Bonds, they will receive bonds issued by the Bank, which will observe the pre- existing conditions.

         Financial debts in foreign currency

         Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency.

         Credits and debts not related to the financial system

         The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index (CER) as from February 3, 2002. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index
         (CPI) published by the INDEC.

         Deferment of the deduction of the exchange difference from income tax

         The net negative results caused by this devaluation will be deductible from income tax over the next five fiscal years.

         Valuation of balances in foreign currency

         As established by Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, the Company has given recognition to the effects of the devaluation of the Argentine currency as from January 1, 2002.

         The exchange differences arising during the period were charged to income and disclosed under "Financial results, net". See Note 3.j) of the unaudited financial statements.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 1:  (CONTINUED)

         Recognition of the effects of the changes in the purchasing power of the currency

         As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, these unaudited consolidated financial statements give consideration to the effects of the changes in the purchasing power of the Company, in accordance with Technical Pronouncement No. 6 of the FACPCE, as from January 1, 2002, as mentioned in Note 1.b to the unaudited financial statements.

         Impact of current economic conditions on the Company

         The impact generated by all the measures adopted to date by the Government on the Company's financial statements at September 30, 2002 have been recognized on the basis of the evaluations and estimates made by Management at the date those financial statements were prepared. Future real results could differ from the evaluations and estimates made at the date of preparing these financial statements. Therefore, the financial statements of the Company may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the future course of the Argentine economy or its consequences on the Company economic and financial position. Therefore, these financial statements must be considered in the light of these circumstances.

         As of September 30, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes for Ps. 85 million. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence. Additionally, the Company was not in compliance with certain financial ratios that authorized the holders of at least 51% of the principal of the Senior Notes, after certain notifications, to accelerate their maturity. On November 11, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenants violations.

NOTE 2:  BASIS OF CONSOLIDATION

         The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of September 30, 2002 and 2001 of Alto Palermo S.A., the Statements of Income and the Statements of Cash Flows for the three-month periods then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions, on a line by line basis.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 3:  CORPORATE CONTROL

The following table shows the data concerning the corporate control:

         =====================================================================
                                           Percentage of capital stock owned
                                                        as of
                                          ------------------------------------
                   Company                   30.09.02           30.09.01
         ---------------------------------------------------------------------
         Emprendimiento Recoleta S.A.              51                 51
         Tarshop S.A.                              80                 80
         Shopping Neuquen S.A.                 94.623             94.623
         Inversora del Puerto S.A.            99.9917            99.9917
         Alto Invest S.A.                     75.5284            75.5284
         Shopping Alto Palermo S.A.           99.9999            99.9999
         Fibesa S.A.                           99.999             99.999
         =====================================================================

NOTE 4:  SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the subsidiaries mentioned in Note 3 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

         a. Revenue recognition

         Credit card operations

         Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

         b. Investments

         b.1. Current

         Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A.. Government bonds have been valued at quotation value in force at period end.

         b.2. Non-current

         Non-current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A..


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  RESTRICTED ASSETS

         a) At September 30, 2002, Shopping Neuquen S.A. included Ps. 55,831 from a mortgage on the land purchased for Ps. 3,334,451 within the short-term debt caption.

         b) On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company's shares.

         c) On December 19, 2001 a "Guarantee Trust" contract was executed between Tarshop S.A. as Trustor and HSBC Participaciones (Argentina) S.A. as Trustee guaranteeing the fulfillment of Tarshop S.A.'s obligations with the beneficiary - HSBC Bank Argentina S.A.. These obligations include a loan of $ 1.5 million, requested by Tarshop S.A. on November 9, 2000. The funds in trust include credits arising in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

NOTE 6:  TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

         The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

         Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 6: (CONTINUED)

         The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps.
         6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)








                         UNAUDITED FINANCIAL STATEMENTS
                           For the three-month periods
                        ended September 30, 2002 and 2001

                            ALTO PALERMO S.A. (APSA)

           UNAUDITED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

============================================================================================
                                                                 2002            2001
                                                            (Notes 1 and 2) (Notes 1 and 2)
                                                                  Ps.             Ps.
                                                            --------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)                       22,974,737       2,835,716
Investments (Schedules D and I)                                 2,001,339       1,619,206
Accounts receivable, net (Note 3.b and Schedules G and I)      13,355,451      44,897,644
Other receivables and prepaid expenses (Note 3.c and
Schedules G and I)                                             17,707,816     150,504,299
Inventory                                                         622,402       5,453,219
                                                            --------------------------------
TOTAL CURRENT ASSETS                                           56,661,745     205,310,084
                                                            --------------------------------

NON-CURRENT ASSETS

Accounts receivable (Note 3.b and Schedules G
 and I)                                                         2,574,916       7,564,082
Other receivables and prepaid expenses, net (Note 3.c and
 Schedules G and I)                                            58,587,537      29,261,104
Inventory, net                                                 26,068,293      32,370,970
Investments (Schedule C)                                      238,113,061     210,457,657
Fixed assets, net (Schedule A)                                646,152,902     727,777,887
Intangible assets, net (Schedule B)                            23,454,063      28,774,220
                                                            --------------------------------
TOTAL NON-CURRENT ASSETS                                      994,950,772   1,036,205,920
                                                            --------------------------------
TOTAL ASSETS                                                1,051,612,517   1,241,516,004
============================================================================================

============================================================================================
                                                                 2002            2001
                                                            (Notes 1 and 2) (Notes 1 and 2)
                                                                  Ps.             Ps.
                                                            --------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.d and Schedules G
 and I)                                                        12,645,165      16,670,247
Customer advances (Note 3.e and Schedules G and I)              7,412,907      26,992,256
Short-term debt (Note 3.f and Schedules G and I)               11,018,860     101,383,099
Related parties (Note 5 and Schedules G and I)                  3,263,916      81,459,904
Salaries and social security payable (Note 3.g and
 Schedule I)                                                      418,917       3,126,147
Taxes payable (Note 3.h and Schedule I)                         3,685,633       1,551,140
Other liabilities (Note 3.i and Schedule I)                       676,901       2,349,710
                                                            --------------------------------
TOTAL CURRENT LIABILITIES                                      39,122,299     233,532,503
                                                            --------------------------------

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.d and Schedules G and
I)                                                              5,673,506       4,064,742
Customer advances (Note 3.e and Schedules G and I)             24,396,650      57,500,852
Long-term debt (Note 3.f and Schedules G and I)               266,595,907     231,021,280
Other liabilities (Note 3.i and Schedule I)                     2,983,344       5,549,465
                                                            --------------------------------
TOTAL NON-CURRENT LIABILITIES                                 299,649,407     298,136,339
                                                            --------------------------------
TOTAL LIABILITIES                                             338,771,706     531,668,842
                                                            --------------------------------

SHAREHOLDERS' EQUITY                                          712,840,811     709,847,162
                                                            --------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  1,051,612,517   1,241,516,004
============================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.


        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

                         UNAUDITED STATEMENTS OF INCOME
                           For the three-month periods
                        ended September 30, 2002 and 2001


================================================================================
                                                      2002            2001
                                                 (Notes 1 and 2) (Notes 1 and 2)
                                                       Ps.             Ps.
                                                 -------------------------------
Sales:
    Leases and services                             13,384,080     31,497,825
    Sales and development properties                   413,888      2,566,951
                                                 -------------------------------
TOTAL SALES                                         13,797,968     34,064,776
                                                 -------------------------------
Costs:
    Leases and services (Schedule F)                (8,264,492)   (10,095,993)
    Sales and development properties (Schedule F)     (606,509)    (2,988,919)
                                                 -------------------------------
TOTAL COSTS                                         (8,871,001)   (13,084,912)
                                                 -------------------------------
Gross profit (loss):
    Leases and services                              5,119,588     21,401,832
    Sales and development properties                  (192,621)      (421,968)
                                                 -------------------------------
TOTAL GROSS PROFIT                                   4,926,967     20,979,864
                                                 -------------------------------
Selling expenses (Schedule H)                         (876,388)    (3,914,209)
Administrative expenses (Schedule H)                (1,523,391)    (3,016,604)
Torres de Abasto unit contracts'  rescissions             --           (8,299)
                                                 -------------------------------
                                                    (2,399,779)    (6,939,112)
                                                 -------------------------------
OPERATING INCOME                                     2,527,188     14,040,752
                                                 -------------------------------
Net income (loss) in equity investments (Note 6)     6,493,944     (8,646,575)
Financial results, net (Note 3.j)                   18,927,552    (23,623,535)
Other income, net (Note 3.k)                         5,047,042        305,561
                                                 -------------------------------
NET INCOME (LOSS)                                   32,995,726    (17,923,797)
================================================================================
The accompanying notes and schedules are an integral part of these unaudited financial statements.



        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           For the three-month periods
                        ended September 30, 2002 and 2001


=======================================================================================================================
                                                        Shareholders' contributions
                                     -----------------------------------------------------------------
                                                         Inflation
                                       Common Stock    adjustment of     Additional                      Appraisal
                                         (Note 4)      common stock   paid-in-capital      Total        revaluation
               Items                        Ps.             Ps.             Ps.             Ps.             Ps.
-----------------------------------------------------------------------------------------------------------------------
Balances as of beginning of the year   70,000,000      85,592,390      526,090,372      681,682,762    3,977,417
Net income (loss) for the periods              --              --               --               --           --
                                     ----------------------------------------------------------------------------------
Balances as of September 30, 2002      70,000,000      85,592,390      526,090,372      681,682,762    3,977,417
                                     ==================================================================================
Balances as of September 30, 2001      70,000,000      85,592,390      526,090,372      681,682,762    3,977,417
=======================================================================================================================

========================================================================================================


                                                         Accumulated       Total as of     Total as of
                                        Legal reserve  retained (deficit) September 30,   September 30,
                                          (Note 12)       earnings            2002            2001
               Items                         Ps.             Ps.               Ps.             Ps.
--------------------------------------------------------------------------------------------------------
Balances as of beginning of the year    4,428,846       (10,243,940)    679,845,085     727,770,959
Net income (loss) for the periods              --        32,995,726      32,995,726     (17,923,797)
                                     -------------------------------------------------------------------
Balances as of September 30, 2002       4,428,846        22,751,786     712,840,811              --
                                     ===================================================================
Balances as of September 30, 2001       4,120,000        20,066,983              --     709,847,162
========================================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.


        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

                     UNAUDITED STATEMENTS OF CASH FLOWS (1)
                           For the three-month periods
                        ended September 30, 2002 and 2001

==========================================================================================================================
                                                                                                2002             2001
                                                                                           (Notes 1 and 2) (Notes 1 and 2)
                                                                                                 Ps.             Ps.
                                                                                          --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the periods                                                                 32,995,726    (17,923,797)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO CASH FLOW FROM OPERATING ACTIVITIES:
  o Financial results                                                                       (26,159,354)              --
  o Amortization of imparment of long-lived assets                                             (747,127)              --
  o Depreciation of fixed assets                                                               7,774,395       8,159,269
  o Amortization of intangible assets                                                          1,524,875       2,256,444
  o Allowance for doubtful accounts                                                              836,551       3,508,418
  o Provision for contingencies                                                                       --          17,696
  o Gain on early redemption of debt                                                         (7,070,468)              --
  o Net (income) loss in equity investments                                                  (7,088,649)       8,051,870
  o Recovery of provision for contingencies                                                           --        (22,673)
CHANGES IN CERTAIN ASSETS AND LIABILITIES,  NET OF NON-CASH TRANSACTIONS AND THE EFFECTS
  OF ACQUISITIONS
  o (Increase) decrease in accounts receivable                                               (3,108,627)         863,664
  o Decrease in other receivables and prepaid expenses                                             9,409       4,567,818
  o Increase in intangible assets                                                               (56,358)       (173,383)
  o Decrease in inventory                                                                        701,177       3,012,514
  o Increase (decrease) in trade accounts payable                                              3,208,540       (536,339)
  o Decrease in customer advances                                                            (1,747,685)     (5,568,610)
  o Decrease  in salaries and social security payable                                          (293,945)       (787,193)
  o Decrease in taxes payable                                                                (4,324,594)     (2,062,734)
  o Decrease in other liabilities                                                            (3,510,038)       (197,076)
  o Increase in related parties                                                                3,201,764          20,875
  o Increase in accrued interest                                                               4,641,773       5,178,016
                                                                                        ----------------------------------
    NET CASH PROVIDED BY  OPERATING ACTIVITIES                                                   787,365       8,364,779
                                                                                        ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  o Acquisition of fixed assets                                                                (758,449)       (681,121)
  o Acquisition of inventory                                                                     (1,515)       (422,145)
  o Increase in investments                                                                    (152,899)       (227,836)
                                                                                        ----------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                                      (912,863)     (1,331,102)
                                                                                        ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  o Proceeds from loans granted by related parties                                                    --     159,915,649
  o Proceeds from short-term and long-term debt                                                       --      32,516,400
  o Issuance of unsecured convertible Notes                                                   72,657,258              --
  o Payment of short-term and long-term debt                                                 (7,937,536)     (8,848,000)
  o Payment of loans granted by related parties                                                       --    (86,323,300)
  o Loans granted to related parties                                                        (26,494,969)              --
  o Derivative instruments collateral deposit                                                         --   (106,605,924)
  o Financing costs                                                                            (230,594)              --
  o Redemption of debt                                                                      (16,570,919)              --
                                                                                        ----------------------------------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                       21,423,240     (9,345,175)
                                                                                        ----------------------------------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      21,297,742     (2,311,498)
                                                                                        ----------------------------------
    CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEARS                                         3,678,334       6,766,420
                                                                                        ----------------------------------
    CASH AND CASH EQUIVALENTS AS OF END OF PERIODS                                            24,976,076       4,454,922
==========================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.



        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)


                 UNAUDITED STATEMENTS OF CASH FLOWS (CONTINUED)
                           For the three-month periods
                        ended September 30, 2002 and 2001

                                                                                             2002               2001
                                                                                             Ps.                Ps.
                                                                                       ----------------   ----------------
ADDITIONAL INFORMATION
NON-CASH ACTIVITIES
-- Increase in customer advances through a decrease in other liabilities                2,652,000                  --
-- Conversion of balances with related parties into unsecured convertible Notes         119,406,592                --



        PRICE WATERHOUSE & Co.

                        (Partner)
     ----------------------------
       Carlos Martin Barbafina                          Eduardo Sergio Elsztain
      Public Accountant (U.C.A.)                               President
C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
Professional Registration of the Firm
 C.P.C.E. C.A.B.A. T(degree)1 F(degree)1
     See separate auditor's report

                            ALTO PALERMO S.A. (APSA)

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                           For the three-month periods
                        ended September 30, 2002 and 2001
                     (expressed in constant Argentine Pesos)


NOTE 1:  PREPARATION OF FINANCIAL STATEMENTS

         a) Basis of presentation

         In compliance with the provisions of Resolution No. 415 of the Argentine Securities Commission, these unaudited financial statements have been prepared in accordance with the valuation and disclosure criteria contained in Technical Resolutions No. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE").

         These unaudited financial statements must be considered in the light of the circumstances mentioned in Note 1 of unaudited consolidated financial statements.

         b) Consideration of the effects of inflation

         These unaudited financial statements have been prepared in accordance with the Resolution 3/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, which established the application of Technical Resolution No. 6, with the amendments made by Technical Pronouncement No. 19 of the Federal Association of Professional Councils of Economic Sciences as from the financial years or interim periods closed after and including March 31, 2002.

         In view of the above, the unaudited financial statements of the Company are being prepared in constant Argentine Pesos of September 30, 2002, having considered as the date of origination of the non-monetary items existing prior to December 31, 2001 the values recorded as of that date.

         The indexes prepared on the basis of the Argentine general wholesale price index ("WPI") have been applied to make that restatement.

         The figures corresponding to the period ended September 30, 2001 have been updated to pesos of general purchasing power at September 30, 2002 for comparative purposes.

         c) New technical pronouncements

         The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual framework for professional accounting standards", No. 17: "Professional accounting standards: development of some general application issues", No. 18 : "Professional accounting standards: development of some particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", through Resolutions C 238/01, C 243/01, C 261/01 and C 262/01, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002.


         Initialled for identification purposes with our report dated November 11, 2002 PRICE WATERHOUSE & Co. C.P.C.E. C.A.B.A. T(degree)1 F(degree)1


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 1:  (CONTINUED)

         At the date of issue of these unaudited financial statements, the National Securities Commission had not adopted those Technical pronouncements. The Company has prepared these unaudited financial statements applying the pronouncements issued by that body, which do not contemplate these changes and differ from the provisions of applicable accounting standards.

         The main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's unaudited financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract. However, we cannot provide assurance that the National Securities Commission will adopt the above-mentioned Technical Pronouncements without adding any amendment or limitation to their application and, therefore, the effects on the unaudited financial statements of the Company could differ from those previously indicated.


NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the principal accounting policies followed by the Company in the preparation of the unaudited financial statements, which have been applied consistently with respect to the previous period. (See Note 1 of unaudited consolidated financial statements).

         a.       Revenue recognition

                  a.1.     Leases and services

                           Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales).

                           Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying unaudited balance sheets.

                           Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

                           Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

                           The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers' operations. Administration fees are recognized monthly when earned.

                           In addition to rent, tenants are generally charged "admission rights", a non- refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

                           In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company's shopping centers. FIBESA's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

                  a.2.     Sales and development properties

                           The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

                           1.       the sale has been consummated;

                           2. the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

                           3. the Company's receivable is not subject to future subordination; and

                           4. the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

                           The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

                           The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

                  a.3.     E-commerce activities

                           The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefonica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

                           For the three-month periods ended September 30, 2002 and 2001, net revenues from Altocity.Com totaled Ps.
                           0.1 million and Ps. 0.5 million, and had a net loss of Ps. 1.8 million and Ps. 1.0 million, respectively.

                           In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. Effective May 2001, Alto Invest ceased all operations.

         b.       Investments

                  b.1.     Current investments

                           Mutual funds are carried at market value.

                           Government bonds have been valued at quotation value in force at period end.

                           See the breakdown of current investments in Schedule
                           D.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

                  b.2.     Non-current investments

                           Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.. See the breakdown of non-current investments in Schedule C.

                           At September 30, 2002, the Company recognized an impairment loss generated by the higher value of the shares paid by Shopping Neuquen S.A. amounting to Ps. 3,669,334.

                           The unaudited consolidated financial statements as of and for the three-month period ended September 30, 2002 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquen S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

                  c.       Inventory

                           Real estate acquired for development and further sale is classified as real estate for sale.

                           Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 1.b).

                           As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

                           The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.a. 2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

                           At September 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 6,317,628.

                           The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

                           The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

                  d.       Fixed assets

                           Properties purchased for rental purposes are classified as fixed assets.

                           Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in
                           Note 1.b)., less accumulated depreciation.

                           Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

                           As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

                           At September 30, 2002 the Company recognized an impairment loss generated by the holding of fixed assets amounting to Ps. 52,433,504.

                           Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets.

                           The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

                  e.       Intangible assets

                           Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in
                           Note 1.b)., net of accumulated amortization at period end.

                           See the breakdown of intangible assets in Schedule B.

                           e.1.     Trademarks

                           Trademarks represent fees and expenses related to their registration.

                           e.2.     Deferred financing costs

                           Deferred financing costs represent expenses incurred in connection with the issuance of Notes, Senior Notes and unsecured convertible Notes by the Company mentioned in Note 3.f) (ii). These expenses are stated at cost, adjusted for inflation at the end of the period as described in Note 1.b)., less



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

                           accumulated amortization. Amortization is calculated using the straight-line method over the term of the respective obligations.

                           e.3.     Preoperating expenses

                           Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers and certain expenses incurred in connection with e-business projects evaluations. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the launching of the project.

                           e.4.     Advertising expenses

                           Advertising expenses relate to the Torres Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

                           e.5.     Investment projects

                           Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

                           e.6.     Goodwill

                           Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption are originated in the purchase of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. shares.

                           e.7.     Tenant list - Patio Bullrich

                           This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized using the straight-line method over a five years period.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 2   (CONTINUED)

         f.       Monetary assets and liabilities

                  Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

         g.       Foreign currency assets and liabilities

                  Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

         h.       Allowance for doubtful accounts and mortgage receivable

                  The Company provides for losses relating to accounts and mortgage receivable. The determination of the allowance is based on the evaluation of several factors, including the tenant's credit risk, the history of their accounts with the Company and the general economic conditions of the country.

                  Although the management used the information available to make its evaluations, adjustments can be made if future economic conditions differ considerably from the assumptions used.

                  These unaudited financial statements have been prepared taking into account all the significant facts that were reasonably used in these estimates.

         i.       Income tax provision and asset tax provision

                  The Company determines the income tax charge by applying the 35% rate in force to the estimated taxable profit, without considering the effect of temporary differences between the accounting and taxable net income.

                  During the year ended June 30, 1999, Law No. 25,063 set out the asset tax for ten fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

                  The amount of asset tax in excess of income tax in a given fiscal year can be computed as payment on account of income tax to be generated in the following ten years, in accordance with Law No. 25,360, thus modifying the initial term of four years.

                  The Company has considered the effect of this tax in determining the income tax provision for the period.

         j.       Shareholders' equity

                  The opening balances and account activity are stated in currency values of the relevant months, adjusted for inflation at the end of the period, as defined in Note 1.b).



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         k.       Results for the period

                  The results for the period are shown as follows:

                  - Income and expenses items are stated in the currency values of the relevant month, adjusted for inflation at the end of the period, as defined in Note 1.b).

                  - Charges for assets consumed (higher investment value amortization, fixed asset depreciation, intangible asset amortization and cost of properties) were determined based on the values recorded for such assets.

                  - Financial results are included in Note 3.j), broken down to show those generated by assets and by liabilities.

         l.       Use of estimates

                  The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income tax and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

         m.       Advertising expenses

                  The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 2.e.4 for details. Advertising and promotion expenses were approximately Ps. 0.006 million and Ps. 0.05 million for the three-month periods ended September 30, 2002 and 2001, respectively.

         n.       Pension information

                  The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

                  The Company does not sponsor any employee stock ownership plans.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         o.       Impairment of long-lived assets

                  The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset, as mentioned in Notes 2.b.2, 2.c. and 2.d.. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

         p.       Vacation expenses

                  Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

         q.       Hedging instruments

                  From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company's derivative instruments activity, see Note 9.

                  - INTEREST RATE SWAPS

                  Interest rate swaps are used to effectively hedge certain interest rate exposures. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the accompanying unaudited consolidated financial statements.

                  - FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

                  The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in the accompanying unaudited consolidated financial statements.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  BREAKDOWN OF THE MAIN CAPTIONS

         The breakdown of the main captions is as follows:

         A) CASH AND BANKS:

                                                           2002         2001
                                                            Ps.          Ps.
                                                      --------------------------
         Cash on hand                                    7,542,654       73,315
         Bank accounts                                  15,432,083    2,762,401
                                                      --------------------------
                                                        22,974,737    2,835,716
                                                      ==========================

         B)    ACCOUNTS RECEIVABLE, NET:
                                                           2002         2001
                                                            Ps.          Ps.
                                                      --------------------------
         CURRENT
         Leases and services receivable                 19,033,246   11,213,887
         Pass-through expenses receivable                3,063,035   12,606,049
         Checks to be deposited                          5,310,599   28,775,114
         Debtors under legal proceedings                15,109,490   32,564,228
         Notes receivable                                  185,637    1,004,007
         Mortgage receivable                               176,304      683,276
         Credit card receivable                            106,227       62,551
         Less:
         Allowance for doubtful accounts (Schedule E)  (29,629,087) (42,011,468)
                                                      --------------------------
         Total                                          13,355,451   44,897,644
                                                      --------------------------
         NON-CURRENT
         Leases and services receivable                  1,182,861    2,947,132
         Pass-through expenses receivable                        -      832,048
         Mortgage receivable                             1,392,055    3,784,902
                                                      --------------------------
         Total                                           2,574,916    7,564,082
                                                      --------------------------
                                                        15,930,367   52,461,726
                                                      ==========================



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         C)       OTHER RECEIVABLES AND PREPAID EXPENSES:

                                                                2002           2001
                                                                 Ps.            Ps.
                                                           -------------------------------
         CURRENT
         Related parties (Note 5)                               15,383766     34,392,667
         Prepaid insurance                                        655,037        193,539
         Prepaid expenses                                         458,789        425,000
         Dividends receivable (Note 5)                            426,461        943,332
         Prepaid gross sales tax                                  178,550        628,518
         Guarantee deposits (i)                                   107,922    111,364,120
         Income tax advances, net                                      --        165,048
         Prepaid services                                              --      1,177,607
         Other tax credits                                         54,382         97,631
         Other                                                    442,909      1,116,837
                                                           -------------------------------
         Total                                                 17,707,816    150,504,299
                                                           -------------------------------

         (i) Includes Ps. 107,922 which are restricted (see Note 7.a)


         NON-CURRENT
         Related parties (Note 5)                              42,290,045             --
         Asset tax credits                                     16,019,235     25,472,419
         Mortgage receivable                                    2,208,275      4,884,704
         Prepaid gross sales tax                                  278,257        842,823
         Other                                                         --         72,078
         Less:
         Allowance for doubtful mortgage receivable
         (Schedule E)                                         (2,208,275)    (2,010,920)
                                                           -------------------------------
         Total                                                 58,587,537     29,261,104
                                                           -------------------------------
                                                               76,295,353    179,765,403
                                                           ===============================

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         D)       TRADE ACCOUNTS PAYABLE:

                                            2002          2001
                                             Ps.            Ps.
                                       ------------------------------
          CURRENT
          Suppliers                       9,741,245     12,675,811
          Accruals                        1,609,851      3,199,855
          Imports payable                 1,294,069        794,581
                                       ------------------------------
          Total                          12,645,165     16,670,247
                                       ------------------------------

          NON-CURRENT
          Imports payable                 5,673,506      4,064,742
                                       ------------------------------
          Total                           5,673,506      4,064,742
                                       ------------------------------
                                         18,318,671     20,734,989
                                       ==============================

         E)       CUSTOMER ADVANCES:

                                           2002          2001
                                            Ps.            Ps.
                                      ------------------------------
         CURRENT
         Admission rights (i)            4,193,401     18,311,392
         Lease advances (ii)             2,518,969      6,774,038
         Torres Abasto advances            544,042      1,560,659
         Guarantee deposits                156,495        346,167
                                      ------------------------------
         Total                           7,412,907     26,992,256
                                      ------------------------------

         NON-CURRENT
         Admission rights (i)           11,959,225     32,602,195
         Lease advances (ii)            12,161,007     24,245,259
         Guarantee deposits                276,418        653,398
                                      ------------------------------
         Total                          24,396,650     57,500,852
                                      ------------------------------
                                        31,809,557     84,493,108
                                      ==============================



         (i) Balance corresponds to admission rights paid by the tenants of the shopping centers. Included as non-current there are Ps. 4,500,000 paid by NAI International II, Inc. to be applied to the Rosario shopping cinema complex to be built.

                  This advance payment does not accrue any interest as long as the Company does not cancel the development of the Rosario project.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)

         (ii) As of September 30, 2002 lease and services advances include current and non- current balances of Ps. 1,220,000 and Ps. 8,848,544, respectively, corresponding to advances made by Hoyts Cinemas for the construction of the cinema complexes at the Abasto and Alto Noa shopping centers.

                  These advances accrue interest at six-month London Inter-Bank Offered Rate ("LIBOR") plus 2-2.25%. As of September 30, 2002 the six-month LIBOR was 1.71%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

         F)       SHORT-TERM AND LONG-TERM DEBT:

                                                               2002            2001
                                                                Ps.             Ps.
                                                          --------------------------------
         SHORT-TERM DEBT
         - Banks
          Banca Nazionale del Lavoro loan                            --      33,180,000
          Citibank loan                                              --      20,129,200
          Bank Boston loan                                           --      17,408,440
          Banco Rio de la Plata loan                                 --      11,060,000
          Banco Galicia loan                                         --       4,424,000
          Accrued interest                                           --          92,670
                                                          --------------------------------
          Subtotal                                                   --      86,294,310
                                                          --------------------------------

          - Financial
          Seller financing (i)                                3,265,009       7,222,200
          Accrued interest for seller financing (i)             367,829         813,638
          Accrued interest for Notes, Senior Notes and
          unsecured convertible Notes (ii)                    7,386,022       7,052,951
                                                          --------------------------------
          Subtotal                                           11,018,860      15,088,789
                                                          --------------------------------
          Total                                              11,018,860     101,383,099
                                                          --------------------------------



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)

                                                               2002            2001
                                                                Ps.             Ps.
                                                          ----------------------------
         LONG-TERM DEBT
         - Financial
         Notes, Senior Notes and unsecured convertible
         Notes (ii)                                       264,762,000    231,021,280
         Interest rate swap payable (iii)                   1,833,907             --
                                                          ----------------------------
         Subtotal                                         266,595,907    231,021,280
                                                          ----------------------------
         Total                                            266,595,907    231,021,280
                                                          ----------------------------
                                                          277,614,767    332,404,379
                                                          ============================

         (i) Includes Ps. 3,632,838 related to seller financing obtained in connection with the acquisition of Shopping Neuquen on July 6, 1999. Such loan accrues interest at six- month LIBOR. As of September 30, 2002 the six-month LIBOR was 1.71%.

         (ii)     Includes:

                  (1) Ps. 50.3 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On October 7, 2002 the Company settled semiannually interest accrued at the end of the period.

                           As of September 30, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence.

                  (b) Ps 27.4 million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

                           Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of September 30, 2002, the rate applied to this debts was 6% per annum.

                           Interest on the Senior Notes are payable quarterly beginning on April 18, 2001. On October 15, 2002 the Company settled quarterly interest accrued at the end of the period.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)

                           These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.'s equity.

                           The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

                           The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

                           As of September 30, 2002 as a result of the current situation, the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Senior Notes. After the closing date, the Company called an Extraordinary Bondholders' Meeting for November 11, 2002, in which obtained a limited waiver with respect to the non-compliance with commitments included in the "Certain Commitments" clause, "Financial Ratios" sub-clause in the Price Supplement of the Class A Senior Notes dated January 15, 2001 during the quarter commenced July 1, 2002 and ended September 30, 2002 without condoning any non-compliance subsequent to September 30, 2002 or any modification to these commitments in the future.

                  c) The amount of Ps. 187 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

                           The Notes are convertible into ordinary shares in the Company at the option of the holder. The issue terms and conditions include a conversion price of US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

         (iii) Corresponds to the net amount of: (1) US$ 50.1 million for guarantees granted to Morgan Guaranty Trust Company of New York, (2) a liability of US$ 69.1 million and (3) a right of Ps. 69.1 million arising from that contract (See Notes 7.c) and 9.i)).


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         G)       SALARIES AND SOCIAL SECURITY PAYABLE:

                                                      2002          2001
                                                       Ps.           Ps.
                                                 -----------------------------
         Provision for vacation and bonuses           416,367     2,465,283
         Social security payable                            -       575,664
         Other                                          2,550        85,200
                                                 -----------------------------
                                                      418,917     3,126,147
                                                 =============================

         H)       TAXES PAYABLE:

                                                      2002          2001
                                                       Ps.           Ps.
                                                 -----------------------------
         Asset tax payable, net                       881,521             -
         Gross sales tax payable                      733,697       465,827
         VAT payable, net                             557,693       426,816
         Gross sales tax withholdings                 213,564       386,901
         Tax on corporate indebtedness (i)             55,472       151,542
         Property tax provision                        47,138             -
         Other tax withholdings                       121,468       119,430
         Other taxes                                1,075,080           624
                                                 -----------------------------
                                                    3,685,633     1,551,140
                                                 =============================

         (i) Effective January 1, 1999 interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 12, 2000, this tax will be gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

         I)       OTHER LIABILITIES:

                                                          2002          2001
                                                           Ps.           Ps.
                                                       -------------------------
         CURRENT
         Withholdings and guarantee deposits              363,504       804,071
         Contributed leasehold improvements (i)           213,553       213,553
         Accrual for directors fees, net                        -     1,106,000
         Other                                             99,844       226,086
                                                       -------------------------
         Total                                            676,901     2,349,710
                                                       -------------------------

         NON-CURRENT
         Provision for contingencies (ii) (Schedule E)  1,903,540     4,241,598
         Contributed leasehold improvements (i)         1,067,804     1,281,323
         Withholdings and guarantee deposits               12,000        26,544
                                                       -------------------------
         Total                                          2,983,344     5,549,465
                                                       -------------------------
                                                        3,660,245     7,899,175
                                                       =========================


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         (i) Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the three-month periods ended September 30, 2002 and 2001.

         (ii) In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

         J)       FINANCIAL RESULTS, NET:

                                                               2002          2001
                                                                Ps.           Ps.
                                                           -----------------------------
         FINANCIAL RESULTS GENERATED BY ASSETS:
         Loss on exposure to inflation                     (37,101,810)            --
         Interest income from related parties (Note 5)         574,542      1,049,384
         Interest income                                     2,211,448        979,259
                                                           -----------------------------
         Total                                             (34,315,820)     2,028,643
                                                           -----------------------------

         FINANCIAL RESULTS GENERATED BY LIABILITIES:
         Gain on exposure to inflation                       33,080,336             --
         Interest income (expense)                           11,505,006   (21,359,837)
         Exchange differences, net                          (1,883,146)        (3,479)
         Redemption of debt (i)                               1,525,661             --
         Interest income (expense) with related parties
         Other                                                (216,778)      (141,714)
                                                           -----------------------------
         Total                                               53,243,372   (25,652,178)
                                                           -----------------------------
                                                             18,927,552   (23,623,535)
                                                           =============================

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         K)       OTHER INCOME, NET:

                                                    2002          2001
                                                     Ps.           Ps.
                                                -----------------------------
         Redemption of debt (i)                   5,128,181             --
         Donations                                  (3,144)       (10,396)
         Provision for contingencies, net          (57,640)          4,977
         Other                                     (20,355)        310,980
                                                -----------------------------
                                                  5,047,042        305,561
                                                =============================

         (i) During the three-month period ended September 30, 2002, the Company redeemed Senior Notes for Ps. 17.5 million and Notes for Ps. 1.1 million which originated a charge of Ps. 416,626 relating to the amortization of deferred financing costs.

NOTE 4:  COMMON STOCK

         As of September 30, 2002, the capital stock consisted of 700,000,000 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

         ======================================================================================================
                                                                    Approved by
                                                         -----------------------------------
                                                                                              Date of record
                                                                                             with the Public
                                                                                               Registry of
                                              Par Value           Body              Date         Commerce
         ------------------------------------------------------------------------------------------------------
         Shares issued for cash                     400  Extraordinary           29.10.1987     29.12.1987
                                                         Shareholders' Meeting
         Shares issued for cash                   1,600  Extraordinary           26.10.1988     29.12.1988
                                                         Shareholders' Meeting
         Shares issued for cash                  38,000  Extraordinary           25.10.1989     05.02.1990
                                                         Shareholders' Meeting
         Shares issued for cash               9,460,000  Ordinary and            31.08.1995     15.03.1996
                                                         Extraordinary
                                                         Shareholders' Meeting
         Shares issued for cash              16,000,000  Ordinary and            29.10.1996     15.05.1998
                                                         Extraordinary
                                                         Shareholders' Meeting
         Shares issued for cash              38,000,000  Ordinary and            10.03.1998     21.10.1999
                                                         Extraordinary
                                                         Shareholders' Meeting
         Shares issued for cash                 581,061  Ordinary and            06.08.1999      Pending
                                                         Extraordinary
                                                         Shareholders' Meeting
         Shares issued for cash               5,918,939  Ordinary and            06.08.1999      Pending
                                                         Extraordinary
                                                         Shareholders'  Meeting
                                             ----------
                                             70,000,000
         ======================================================================================================

         On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

5.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                  The following is a summary of the balances and transactions with related parties:

================================================================================================================


                 Company                                                               Description of
                                                        Relation                     transaction/caption



----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones                                           Current payable with related
 Sociedad Anonima                           Shareholder                        parties
----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones        Shareholder                        Other current receivables and
 Sociedad Anonima                                                              prepaid expenses
----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones        Shareholder                        Interest income
 Sociedad Anonima
----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones        Shareholder                        Interest income (expense)
 Sociedad Anonima
----------------------------------------------------------------------------------------------------------------
 Goldman Sachs and Co.                      Shareholder                        Current payable with related
                                                                               parties
----------------------------------------------------------------------------------------------------------------
 Parque Arauco S.A.                         Shareholder                        Interest expense
----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                               Subsidiary                         Leases
----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                               Subsidiary                         Interest income
----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                               Subsidiary                         Other current receivables and
                                                                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Perez Cuesta S.A.C.I.                      Equity investee                    Dividends receivable
----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.               Subsidiary                         Other current receivables and
                                                                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.               Subsidiary                         Current payable with related
                                                                               parties
----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.               Subsidiary                         Administration fees
----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.               Subsidiary                         Dividends receivable
----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                Subsidiary                         Administration fees
----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                Subsidiary                         Other current receivables and
                                                                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                Subsidiary                         Interest expense
----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                Subsidiary                         Current payable with related
                                                                               parties
----------------------------------------------------------------------------------------------------------------
 E-Commerce Latina S.A.                     Equity investee                    Other current receivables and
                                                                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Altocity.com S.A.                          Subsidiary of E-Commerce Latina    Other current receivables and
                                            S.A.                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Altocity.com S.A.                          Subsidiary of E-Commerce Latina    Current payable with related
                                            S.A.                               parties
----------------------------------------------------------------------------------------------------------------
 Alto Invest S.A.                           Subsidiary                         Other current receivables
                                                                               and prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                 Subsidiary                         Other current receivables
                                                                               and prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                 Subsidiary                         Current payable with related
                                                                               parties
----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                 Subsidiary                         Other non-current receivables
                                                                               and prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Inversora del Puerto S.A.                  Subsidiary                         Current payable with related
                                                                               parties
----------------------------------------------------------------------------------------------------------------
 Shopping Neuquen S.A.                      Subsidiary                         Other current receivables and
                                                                               prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Cresud S.A.                                Shareholder  of IRSA  Inversiones  Other current receivables and
                                            y Representaciones S.A.            prepaid expenses
----------------------------------------------------------------------------------------------------------------
 Cresud S.A.                                Shareholder  of IRSA  Inversiones  Current payable with related
                                            y Representaciones S.A.            parties
================================================================================================================



=================================================================================================================
                                               Income (expense) included in
                                                 the statements of income        Balance receivable (payable)
                 Company                       for the three-month periods                  as of
                                                          ended
                                             --------------------------------------------------------------------
                                               30.09.2002       30.09.2001       30.09.2002       30.09.2001
                                                   Ps.             Ps.              Ps.               Ps.
-----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones
 Sociedad Anonima                                        -                -        (896,674)      (66,883,892)
-----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones                     -                -          601,525           305,227
 Sociedad Anonima
-----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones                83,654                -                -                 -
 Sociedad Anonima
-----------------------------------------------------------------------------------------------------------------
 IRSA Inversiones y Representaciones             6,179,906      (4,147,148)                -                 -
 Sociedad Anonima
-----------------------------------------------------------------------------------------------------------------
 Goldman Sachs and Co.                                   -                -          (6,512)          (14,405)
-----------------------------------------------------------------------------------------------------------------
 Parque Arauco S.A.                              3,114,449                -                -                 -
-----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                                      104,918          173.823                -                 -
-----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                                      490,888        1,049,384                -                 -
-----------------------------------------------------------------------------------------------------------------
 Tarshop S.A.                                            -                -       14,025,380        30,841,100
-----------------------------------------------------------------------------------------------------------------
 Perez Cuesta S.A.C.I.                                   -                -           75,000           165,900
-----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.                            -                -          686,598           230,630
-----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.                            -                -                -       (1,266,580)
-----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.                       37,248           79,632                -                 -
-----------------------------------------------------------------------------------------------------------------
 Emprendimiento Recoleta S.A.                            -                -          351,461           777,432
-----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                        31,040           66,360                -                 -
-----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                             -                -                -            30,380
-----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                      (62,062)                -                -                 -
-----------------------------------------------------------------------------------------------------------------
 Fibesa S.A.                                             -                -      (2,177,226)       (1,264,941)
-----------------------------------------------------------------------------------------------------------------
 E-Commerce Latina S.A.                                  -                -           12,566            27,796
-----------------------------------------------------------------------------------------------------------------
 Altocity.com S.A.                                       -                -           26,242           239,422
-----------------------------------------------------------------------------------------------------------------
 Altocity.com S.A.                                       -                -          (5,914)          (79,798)
-----------------------------------------------------------------------------------------------------------------
 Alto Invest S.A.                                        -                -            5,038            34,417

-----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                              -                -                -         2,660,025
-----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                              -                -         (25,670)      (11,855,760)
-----------------------------------------------------------------------------------------------------------------
 Shopping Alto Palermo S.A.                              -                -      42,290,045                 -
-----------------------------------------------------------------------------------------------------------------
 Inversora del Puerto S.A.                               -                -        (105,000)                 -

-----------------------------------------------------------------------------------------------------------------
 Shopping Neuquen S.A.                                   -                -              950                 -
-----------------------------------------------------------------------------------------------------------------
 Cresud S.A.
                                                         -                -           25,467            23,670
-----------------------------------------------------------------------------------------------------------------
 Cresud S.A.
                                                         -                -         (46,920)          (94,528)
=================================================================================================================

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 6:  NET INCOME (LOSS) IN RELATED COMPANIES

         The breakdown of the net income (loss) in related companies is the following:

                                                                                       2002             2001
                                                                                        Ps.              Ps.
                                                                                  ---------------- ----------------
          Income (loss) in related companies                                          7,088,649      (8,051,870)
          Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa
          S.A. goodwill                                                               (594,705)        (594,705)
                                                                                  ---------------------------------
                                                                                      6,493,944      (8,646,575)
                                                                                  =================================


NOTE 7: RESTRICTED ASSETS

         Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

         a) At September 30, 2002, in the other receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 - Court employee's office, concerning the case "Del Valle Soria, Delicia c/New Shopping S.A.", re dismissal without legal justification.

         b) At September 30, 2002, there was Ps. 15.0 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

         c) At September 30, 2002 there is a balance of Ps. 187.6 million in the caption long-term debt corresponding to funds guaranteeing derivative instruments transactions. See Notes 3.f (iii) and 9.i.).

NOTE 8:  MERGER WITH CONTROLLED COMPANIES

         a) The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

                  The date of the merger was set for tax and financial purposes as from July 1, 2000.

                  The merger proceedings are currently pending approval by the Corporate Control Bodies.

         b) The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

                  The merger proceedings are currently pending approval by the Corporate Control Bodies.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 9:  DERIVATIVE INSTRUMENTS

         The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

         At September 30, 2002 and 2001, the Company had the following derivative activity:

         (I) INTEREST RATE SWAP

         In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the unaudited consolidated financial statements. During the three-month periods ended September 30, 2002 and 2001, the Company recognized a gain of Ps. 1.6 million and a loss of Ps. 4.1 million, respectively.

         The Company's risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

         (II) FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

         In the past, consistent with the Company's risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts was not recognized in the accompanying unaudited consolidated financial statements. At September 30, 2002 and 2001, the Company does not hold any foreign currency forward-exchange contract outstanding and during the three-month period ended September 30, 2001 recognized a loss of Ps. 1.6 million.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

NOTE 10: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

         The Company and Telefonica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefonica de Argentina S.A. would contribute 75%.

         On April 30, 2001, the Company and Telefonica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

         Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands' corporation created to act on behalf of Altocity.com's management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter's capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 11: ISSUE OF UNSECURED CONVERTIBLE NOTES

         On August 20, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

         After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

         This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

         The main issue terms and conditions of the unsecured convertible Notes are as follows:

         -        Issue currency: US dollars.

         -        Due date: July 19, 2006.

         - Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

         -        Payment currency: US dollars or its equivalent in pesos.

         - Conversion right: the Notes shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

         - Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

         The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

         Proceeds from the issuance were used to repay short-term bank loans for a total amount of Ps. 24,459,551 and to redeem the Senior Notes issued together with Shopping Alto Palermo S.A. (SAPSA) for a total face value of Ps. 47,031,250, of which Ps. 17,499,999 correspond to Class A-2 and Ps. 29,531,251 to Class B-2, recorded at Shopping Alto Palermo S.A. (SAPSA).

NOTE 12: RESTRICTIONS ON DISTRIBUTION OF PROFITS

         In accordance with the Argentine Corporation Law and the Company's by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 13: SUBSEQUENT EVENTS

         After the end of the period, Class A-2 Senior Notes were redeemed for a total face value of Ps. 6,666,666. As a result of this transaction, the Company obtained a gain of Ps. 1.3 million, net of the amortization of deferred financing costs.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                                  FIXED ASSETS
                           For the three-month periods
                        ended September 30, 2002 and 2001

                                                                      SCHEDULE A

============================================================================
                                             Original value
                                --------------------------------------------




                                 Value as of                  Value as of
                                  beginning                     end of
                                   of year      Increases     the period
           Items                     Ps.           Ps.            Ps.
----------------------------------------------------------------------------
Properties:
Shopping centers:
- Abasto                         251,891,914              -   251,891,914
- Alto Avellaneda                177,428,033          2,040   177,430,073
- Paseo Alcorta                  104,616,694            750   104,617,444
- Patio Bullrich                 159,457,917              -   159,457,917
- Alto Noa                        43,123,698              -    43,123,698
Caballito plots of land            8,877,411              -     8,877,411
Rosario plots of land             41,360,136              -    41,360,136
Other                             13,156,370              -    13,156,370
Leasehold improvements             2,902,818              -     2,902,818
Facilities                           568,661              -       568,661
Furniture and fixtures             4,454,836          7,710     4,462,546
Vehicles                             126,133              -       126,133
Computer equipment                 9,826,370        115,490     9,941,860
Software                           2,894,365        117,173     3,011,538
Work in progress:
- Caballito                       27,901,670              -    27,901,670
- Rosario                         15,040,953         57,432    15,098,385
- Patio Bullrich                     231,258          1,940       233,198
- Leasehold improvements           1,194,184        118,843     1,313,027
- Paseo Alcorta                      191,250        337,071       528,321
Other                                  1,582              -         1,582
                                --------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002   865,246,253        758,449   866,004,702
                                ============================================
TOTAL AS OF SEPTEMBER 30, 2002   862,381,630        681,121   863,062,751
============================================================================


====================================================================================================================================
                                                           Depreciation
                                ----------------------------------------------------------------------
                                                   For the period
                                              --------------------------
                                                                                                                          Net
                                Accumulated                                                           Net carrying      carrying
                                   as of                                 Accumulated                   value as of    value as of
                                beginning of                             as of end of                   Sept. 30,      Sept. 30,
                                    year         Rate        Amount       the period    Impairment        2002            2001
           Items                    Ps.           %         Ps. (1)          Ps.            Ps.            Ps.             Ps.
------------------------------------------------------------------------------------------------------------------------------------
Properties:
Shopping centers:
- Abasto                          33,093,466     (*)        1,916,674     35,010,140              -     216,881,774    224,488,729
- Alto Avellaneda                 51,814,075     (*)        2,255,295     54,069,370     25,275,610      98,085,093    132,370,506
- Paseo Alcorta                   28,082,946     (*)        1,010,202     29,093,148              -      75,524,296     79,421,146
- Patio Bullrich                  24,539,278     (*)        1,641,885     26,181,163              -     133,276,754    139,839,975
- Alto Noa                         6,452,528     (*)          510,184      6,962,712     14,227,061      21,933,925     38,211,342
Caballito plots of land                    -      -                 -              -              -       8,877,411      8,877,128
Rosario plots of land                      -      -                 -              -              -      41,360,136     41,358,808
Other                                537,638     (*)           31,685        569,323      1,109,510      11,477,537     12,958,077
Leasehold improvements             2,022,408     (*)          148,409      2,170,817              -         732,001      1,271,776
Facilities                           224,448      10           13,190        237,638              -         331,023        381,459
Furniture and fixtures             3,238,208      10           66,322      3,304,530              -       1,158,016      1,698,478
Vehicles                             126,133      33                -        126,133              -               -         11,476
Computer equipment                 7,986,831      33           14,204      8,001,035              -       1,940,825      2,420,715
Software                           1,524,360      20          166,345      1,690,705              -       1,320,833      1,534,630
Work in progress:
- Caballito                                -      -                 -              -     11,821,323      16,080,347     27,900,774
- Rosario                                  -      -                 -              -              -      15,098,385     13,803,477
- Patio Bullrich                           -      -                 -              -              -         233,198        229,776
- Leasehold improvements                   -      -                 -              -              -       1,313,027        992,405
- Paseo Alcorta                            -      -                 -              -              -         528,321          7,210
Other                                  1,582      -                 -          1,582              -               -              -
                                ----------------------------------------------------------------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002   159,643,901      -         7,774,395    167,418,296  (2)52,433,504     646,152,902              -
                                ====================================================================================================
TOTAL AS OF SEPTEMBER 30, 2002   127,125,595      -         8,159,269    135,284,864              -               -    727,777,887
====================================================================================================================================

(*) Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1) The allocation of period depreciation charges in the statements of income is included in Schedule H.

(2)      Net of the amortization of the period of Ps. 747,127. See Schedule E.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                                INTANGIBLE ASSETS
                           For the three-month periods
                        ended September 30, 2002 and 2001

                                                                      SCHEDULE B

======================================================================================
                                                        Original value
                                          --------------------------------------------




                                           Value as of                  Value as of
                                          beginning of                      end
                                              year        Increases    of the period
                  Items                        Ps.           Ps.            Ps.
--------------------------------------------------------------------------------------
Trademarks                                     483,262              -        483,262
Deferred financing costs                     9,595,605        230,594      9,826,199
Preoperating expenses:
---------------------
- Abasto Shopping                            9,880,606              -      9,880,606
- Paseo Alcorta Shopping                    17,218,057              -     17,218,057
- Alto Avellaneda Shopping                  10,939,320              -     10,939,320
- Caballito                                    914,644         49,011        963,655
- Rosario Project                              421,751          6,021        427,772
- Internet sales                             2,630,317              -      2,630,317
- Alto shopping                                 26,485              -         26,485
Advertising:
-----------
- Torres Abasto                              4,193,874              -      4,193,874
- Abasto                                     1,548,450              -      1,548,450
- Paseo Alcorta                                966,790              -        966,790
Investment projects:
-------------------
- Paseo Alcorta                                796,677              -        796,677
- Price line                                   421,727              -        421,727
- Multiespacio                                  90,681              -         90,681
- Sales by TV                                  137,089              -        137,089
Goodwill:
--------
- Tarshop S.A.                                 633,718              -        633,718
- Inversha S.A.                              1,139,747              -      1,139,747
- Pentigras S.A.                               664,378              -        664,378
- Fibesa S.A.                               21,351,081              -     21,351,081
Tenant list Patio Bullrich                   4,736,446              -      4,736,446
Other                                          272,668          1,326        273,994
                                          --------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002              89,063,373        286,952     89,350,325
                                          ============================================
TOTAL AS OF SEPTEMBER 30, 2001              88,600,614        173,383     88,773,997
======================================================================================


=================================================================================================================
                                                      Amortization
                                        ------------------------------------------
                                              For the period
                                         --------------------------
                                                                                                      Net
                                                                                                    carrying
                                                                    Accumulated    Net carrying   value as of
                                                                     as of end      value as of    Sept. 30,
                                           Rate        Amount      of the period  Sept. 30, 2002      2001
                  Items                      %         Ps. (1)          Ps.             Ps.           Ps.
-----------------------------------------------------------------------------------------------------------------
Trademarks                                  10             11,703        148,477         334,785        376,290
Deferred financing costs                  20/25           661,667      7,271,472       2,554,727      4,479,581
Preoperating expenses:
---------------------
- Abasto Shopping                           -                   -      9,880,606               -         29,913
- Paseo Alcorta Shopping                    -                   -     17,218,057               -              -
- Alto Avellaneda Shopping                  -                   -     10,939,320               -              -
- Caballito                                 -                   -              -         963,655        783,499
- Rosario Project                           -                   -              -         427,772        360,704
- Internet sales                            -                   -      2,630,317               -              -
- Alto shopping                             -                   -              -          26,485         26,484
Advertising:
-----------
- Torres Abasto                            (2)             15,518      4,154,872          39,002        181,172
- Abasto                                    -                   -      1,548,450               -              -
- Paseo Alcorta                             -                   -        966,790               -              -
Investment projects:
-------------------
- Paseo Alcorta                             -                   -        796,677               -              -
- Price line                                -                   -        421,727               -              -
- Multiespacio                              -                   -         90,681               -         90,679
- Sales by TV                               -                   -        137,089               -              -



Goodwill:
--------
- Tarshop S.A.                              10             16,400        278,816         354,902        420,497
- Inversha S.A.                             10             27,154        465,409         674,338        783,190
- Pentigras S.A.                            10             17,392        291,856         372,522        441,807
- Fibesa S.A.                               10            533,759      4,803,976      16,547,105     18,681,596
Tenant list Patio Bullrich                  20            236,816      3,789,143         947,303      1,894,525
Other                                       33              4,466         62,527         211,467        224,283
                                        -------------------------------------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002              -      (3)  1,524,875     65,896,262      23,454,063              -
                                        =========================================================================
TOTAL AS OF SEPTEMBER 30, 2001              -      (4)  2,256,444     59,999,777               -     28,774,220
=================================================================================================================

(1) The accounting application of the amortization for the period is set forth in Schedule H.
(2)      They are amortized under the percentaje-of-completion method.
(3) Includes Ps. 380,507 allocated in Note 3.j), Ps. 281,160 in Note 3.k) and Ps. 594,705 in Note 6.
(4)      Includes Ps. 310,726 allocated in Note 3.j) and Ps. 594,705 in Note 6.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)
                           INTEREST IN OTHER COMPANIES
           Unaudited Balance Sheets as of September 30, 2002 and 2001

                                                                      SCHEDULE C

====================================================================================================================================
                                                                                                    Issuer's information
                                                                                      ----------------------------------------------
                                                                                                  Last financial statement
                                                                                      ----------------------------------------------
                                                                  Value       Value
                                                                recorded    recorded
                                                                  as of       as of
                                                    Shares     30.09.2002  30.09.2001                                 Legal
      Issuer and type of securities         F.V.     owned         Ps.         Ps.       Main activity               Address
------------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Perez Cuesta S.A.C.I. - Equity value          1    2,500,000    6,706,751   3,341,907   Real estate     Av. Acceso Este 3280 -
                                                                                        investments     Mendoza

Perez Cuesta S.A.C.I.  - Higher investment                      7,663,447   7,847,094
value
------------------------------------------------------------------------------------------------------------------------------------
Tarshop S.A. - Equity value                   1    4,000,000    2,540,996  14,440,385   Credit card     Lavalle 1290 - 7(degree)
                                                                                                         Floor - Bs.As.

Tarshop S.A. - Irrevocable contributions                          442,400     442,400
------------------------------------------------------------------------------------------------------------------------------------
Emprendimiento Recoleta S.A. - Equity         1    6,765,150   15,014,277  18,728,057   Building        Av. Pueyrredon 2501 - Bs.As
value
------------------------------------------------------------------------------------------------------------------------------------
Shopping Neuquen S.A. - Equity value          1    2,081,706    1,843,342   2,093,565   Development of  Rivadavia 86 3(degree)Floor
Shopping Neuquen S.A. - Higher investment                                               undertakings    Of.9-Neuquen
value                                                       (1) 3,382,734   7,051,843
Shopping Neuquen S.A.-Irrevocable                               4,616,060   3,965,742
------------------------------------------------------------------------------------------------------------------------------------
Inversora del Puerto S.A.- Equity value       1       11,999     (894,710)   (731,595)  Real estate     Florida 537 18(degree)
                                                                                        investments     Floor - Bs.As.
------------------------------------------------------------------------------------------------------------------------------------
Shopping Alto Palermo S.A.- Equity value      1   63,233,265  188,589,992 134,365,854   Real estate     Hipolito Yrigoyen
                                                                                        investment      440 2(degree) Floor Bs. As.
                                                                                        and development
------------------------------------------------------------------------------------------------------------------------------------
Alto Invest S.A. - Equity value               1    1,410,320   (2,148,326) (1,283,004)  E-commerce      25 de Mayo 359 12(degree)
                                                                                                        Floor - Bs.As.
Alto Invest S.A. - Irrevocable                                  2,668,604   2,471,116
------------------------------------------------------------------------------------------------------------------------------------
E-Commerce Latina S.A. - Equity value         1       12,000   (5,772,700)  3,014,480   Holding         Florida 537 18(degree)
                                                                                                        Floor - Bs.As.
E-Commerce Latina S.A. - Irrevocable                           11,060,355  11,060,000
contributions
------------------------------------------------------------------------------------------------------------------------------------
Fibesa S.A. - Equity value                    -      999,900    2,399,839   3,649,813   Agent           Hipolito Yrigoyen
                                                                                                        440 3(degree) Floor Bs.As.
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                         238,113,061 210,457,657
====================================================================================================================================


==========================================================================================================
                                                                 Issuer's information
                                             -------------------------------------------------------------
                                                         Last financial statement
                                             ------------------------------------------------
                                                                        Income
                                                                        (loss)      Share       Interest
                                                            Common      for the     holders'       in
                                                            stock       period      equity       common
      Issuer and type of securities            Date          Ps.          Ps.         Ps.         stock
----------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Perez Cuesta S.A.C.I. - Equity value         30.09.2002  13,225,000            -   54,183,727    18.90%
Perez Cuesta S.A.C.I.  - Higher investment
value
----------------------------------------------------------------------------------------------------------
Tarshop S.A. - Equity value                  30.09.2002   5,000,000   (3,302,542)   3,729,264      80%
Tarshop S.A. - Irrevocable contributions
----------------------------------------------------------------------------------------------------------
Emprendimiento Recoleta S.A. - Equity        30.09.2002  13,265,000     (731,728)  29,439,759      51%
value
----------------------------------------------------------------------------------------------------------
Shopping Neuquen S.A. - Equity value         30.09.2002   2,200,000      (53,652)   6,564,150    94.623%
Shopping Neuquen S.A.- Higher investment
value
Shopping Neuquen S.A.-Irrevocable
----------------------------------------------------------------------------------------------------------
Inversora del Puerto S.A.- Equity value      30.09.2002      12,000      (17,601)     134,597   99.9917%
----------------------------------------------------------------------------------------------------------
Shopping Alto Palermo S.A.- Equity value     30.09.2002  63,233,265   11,057,014  188,589,994   99.9999%
----------------------------------------------------------------------------------------------------------
Alto Invest S.A. - Equity value              30.09.2002   1,867,271      (98,903)     689,699   75.5284%
Alto Invest S.A. - Irrevocable
----------------------------------------------------------------------------------------------------------
E-Commerce Latina S.A. - Equity value        30.09.2002      24,000   (1,808,834)  10,574,392      50%
E-Commerce Latina S.A. - Irrevocable
contributions
----------------------------------------------------------------------------------------------------------
Fibesa S.A. - Equity value                   30.09.2002        0.01      139,993    2,400,079    99.99%
----------------------------------------------------------------------------------------------------------
TOTAL
==========================================================================================================


(1) Includes an impairment of Ps. 3,669,334.



Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                                OTHER INVESTMENTS
            Unaudited Balance Sheet as of September 30, 2002 and 2001


                                                                     SCHEDULE D

=============================================================================
                                    Value as of              Value as of
                                     30.09.2002               30.09.2001
             Items                      Ps.                      Ps.
-----------------------------------------------------------------------------
CURRENT
Government bonds                     1,999,999                1,619,206
Mutual Funds                             1,340                        -
                                  -------------------------------------------
Total                                2,001,339                1,619,206
=============================================================================


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                            ALLOWANCES AND PROVISIONS
                           For the three-month periods
                        ended September 30, 2002 and 2001



                                                                      SCHEDULE E

====================================================================================================================================
                                                                                                     Carrying value  Carrying value
                                                Balances as of                                            as of           as of
                                              beginning of year    Increases         Decreases       Sept. 30, 2002  Sept. 30, 2001
                 Items                               Ps.              Ps.               Ps.                Ps.             Ps.
------------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS:
  Allowance for doubtful accounts                   35,348,997   (1)   836,551    (3) (6,556,461)        29,629,087      42,011,468
  Allowance for doubtful mortgage receivable         2,497,117               -    (3)   (288,842)         2,208,275       2,010,920
  Impairment of non-current investments              3,669,334               -                  -    (7)  3,669,334               -
  Impairment of non-current inventory                6,317,628               -                  -    (8)  6,317,628               -
  Impairment of fixed assets                        53,180,631               -     (6)  (747,127)   (10) 52,433,504               -
INCLUDED IN LIABILITIES:
  Provision for contingencies                        8,866,648   (2)    57,640    (9) (7,020,748)         1,903,540       4,241,598
                                              --------------------------------------------------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002                     109,880,355         894,191       (14,613,178)        96,161,368               -
                                              ======================================================================================
TOTAL AS OF SEPTEMBER 30, 2001                      44,793,626   (4) 3,526,114    (5)    (55,754)                 -      48,263,986
====================================================================================================================================

(1)   Charges from doubtful accounts are set forth in Schedule H.
(2)   Charges from contingencies are allocated in Note 3.k).
(3)   Related to exposure to inflation.
(4)   Includes Ps. 17,696 allocated in Note 3.k).
(5)   Includes Ps. 22,673 allocated in Note 3.k).
(6)   Charges from impairment of fixed assets are set forth in Schedule H.
(7)   Impairment of non-current investments is set forth in Schedule C.
(8)   Impairment of non-current inventory is set forth in Schedule F.
(9) Includes Ps. 2,652,000 reclassified to customer advances, Ps. 3,320,640 paid during the period and Ps. 1,048,108 related to exposure to inflation.
(10)  Impairment of fixed assets is set forth in Schedule A.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

        COST OF LEASES AND SERVICES AND SALES AND DEVELOPMENT PROPERTIES
                           For the three-month periods
                        ended September 30, 2002 and 2001

                                                                      SCHEDULE F

===============================================================================
                                                  2002            2001
                                                  Ps.             Ps.
                                           ------------------------------------
COST OF LEASES AND SERVICES
Expenses (Schedule H)                               8,264,492      10,095,993
                                           ------------------------------------
COST OF LEASES AND SERVICES                         8,264,492      10,095,993
                                           ------------------------------------
COST OF SALES AND DEVELOPMENT PROPERTIES
Stock as of beginning of years                (1)  27,390,357      40,414,558
Purchases of the periods                                1,515         422,145
Expenses (Schedule H)                                  25,083         233,788
Rescissions of sales contracts                              -        (19,359)
Properties delivered                                (119,751)       (238,024)
Stock as of end of the periods                (1)(26,690,695)    (37,824,189)
                                           ------------------------------------
COST OF SALES AND DEVELOPMENT PROPERTIES              606,509       2,988,919
===============================================================================


(1) Includes Ps. 6,317,628 of impairment of non-current inventory allocated in Schedule E.

Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                     FOREIGN CURRENCY ASSETS AND LIABILITIES
           Unaudited Balance Sheets as of September 30, 2002 and 2001


                                                                      SCHEDULE G

====================================================================================================================
                                                                        Prevailing    Total as of    Total as of
                                                                         exchange      Sept. 30,      Sept. 30,
                                                                           rate           2002          2001
                   Items                      Class        Amount          Ps.             Ps.           Ps.
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks                                 US$         3,528,260      3.64         12,842,866         428,792
Accounts receivable, net                       US$                 -       -                    -      15,055,972
Other receivables and prepaid expenses         US$                 -       -                    -     145,487,589
                                                      -----------------             --------------------------------
                                                           3,528,260                   12,842,866     160,972,353
                                                      -----------------             --------------------------------
NON-CURRENT ASSETS
Accounts receivable                            US$                 -       -                    -       7,564,082
Other receivables and prepaid expenses, net    US$                 -       -                    -       2,873,784
                                                      -----------------             --------------------------------
                                                                   -                            -      10,437,866
                                                      -----------------             --------------------------------
TOTAL ASSETS AS OF SEPTEMBER 30, 2002                      3,528,260                   12,842,866               -
                                                      =================
                                                                                    ================================
TOTAL ASSETS AS OF SEPTEMBER 30, 2001                              -                            -     171,410,219
                                                      =================             ================================

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable                         US$           346,008      3.74          1,294,069         794,581
Customer advances                              US$                 -       -                    -      26,992,256
Short-term debt                                US$         1,791,212      3.74          6,699,133      94,330,148
Related parties                                US$                 -       -                    -      81,459,904
                                                      -----------------             --------------------------------
                                                           2,137,220                    7,993,202     203,576,889
                                                      -----------------             --------------------------------
NON-CURRENT LIABILITIES
Trade accounts payable                         US$         1,516,980      3.74          5,673,506       4,064,742
Customer advances                              US$                 -       -                    -      57,500,852
Long-term debt (*)                             US$        68,976,841      3.74        257,973,385      82,950,000
                                                      -----------------             --------------------------------
                                                      -----------------             --------------------------------
                                                          70,493,821                  263,646,891     144,515,594
                                                      -----------------             --------------------------------
TOTAL LIABILITIES AS OF SEPTEMBER 30, 2002                72,631,041                  271,640,093               -
                                                      =================             ================================
TOTAL LIABILITIES AS OF SEPTEMBER 30, 2001                         -                            -     348,092,483
====================================================================================================================

(*) Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement (See Note 3.f.(iii)).


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

      INFORMATION REQUIRED BY LAW N(DEGREE)19,550, SECTION 64, PARAGRAPH B)
                           For the three-month periods
                        ended September 30, 2002 and 2001

                                                                      SCHEDULE H

====================================================================================================================


                                                                                                Cost of sales and
                                                            Total as of       Cost of leases       development
                         Items                            Sept. 30, 2002       and services         properties
                                                               Ps.                 Ps.                 Ps.
--------------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                                   7,295,771          7,280,253                    -
 Allowance for doubtful accounts                                   836,551                  -                    -
 Taxes, rates, contributions and services                          640,484            103,715                  388
 Condominium expenses                                              478,544            478,544                    -
 Parking                                                           401,980            401,980                    -
 Salaries and bonuses                                              259,248                  -                    -
 Insurance                                                         133,365                  -                    -
 Fees and payments for services                                    131,944                  -               12,027
 Social security contributions                                      94,710                  -                    -
 Maintenance and repairs                                            92,230                  -               12,668
 Rental                                                             87,022                  -                    -
 Bank charges                                                       54,350                  -                    -
 Stationery                                                         47,717                  -                    -
 Personnel                                                          38,286                  -                    -
 Control authorities expenses                                       30,158                  -                    -
 Fees for directors                                                      -                  -                    -
 Freight and transportation                                         13,486                  -                    -
 Advertising                                                         6,018                  -                    -
 Other                                                              47,490                  -                    -
                                                        ------------------------------------------------------------
 Total as of September 30, 2002                                 10,689,354          8,264,492               25,083
                                                        ------------------------------------------------------------
 Total as of September 30, 2001                                          -         10,095,993              233,788
====================================================================================================================


=============================================================================================================
                                                                Expenses
                                                 ----------------------------------------

                                                                                             Total as of
                         Items                     Administrative          Selling         Sept. 30, 2001
                                                        Ps.                 Ps.                 Ps.
-------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                                    -              15,518           9,510,282
 Allowance for doubtful accounts                                  -             836,551           3,508,418
 Taxes, rates, contributions and services                   536,381                   -             502,206
 Condominium expenses                                             -                   -                   -
 Parking                                                          -                   -             704,115
 Salaries and bonuses                                       259,248                   -             981,484
 Insurance                                                  133,365                   -             106,972
 Fees and payments for services                             119,917                   -             695,524
 Social security contributions                               94,710                   -             135,609
 Maintenance and repairs                                     79,562                   -             212,135
 Rental                                                      87,022                   -             249,253
 Bank charges                                                54,350                   -              96,222
 Stationery                                                  47,717                   -              73,326
 Personnel                                                   38,286                   -              91,079
 Control authorities expenses                                30,158                   -              52,285
 Fees for directors                                               -                   -              42,139
 Freight and transportation                                  13,486                   -              29,592
 Advertising                                                      -               6,018              54,871
 Other                                                       29,189              18,301             215,082
                                                 ------------------------------------------------------------
 Total as of September 30, 2002                           1,523,391             876,388                   -
                                                 ------------------------------------------------------------
 Total as of September 30, 2001                           3,016,604           3,914,209          17,260,594
=============================================================================================================


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

     BREAKDOWN BY MATURITY DATE OF INVESTMENTS, RECEIVABLES AND LIABILITIES
                        AS OF SEPTEMBER 30, 2002 AND 2001

                                                                      SCHEDULE I

========================================================================================================================
                                                                     2002
                       -------------------------------------------------------------------------------------------------
                                                  Other
                                               receivables
                                                   and                              Short-term
                                    Accounts     prepaid      Trade                     and
                                   receivable,  expenses,    accounts    Customer    long-term    Related      Other
                                       net         net       payable     advances      debt       parties   liabilities
                       Investments     (1)         (3)         (6)          (5)         (2)         (7)       (1) (4)
                       -------------------------------------------------------------------------------------------------
No fixed term                   -           -   9,388,684            -           -           -   3,263,916     833,248
                       -------------------------------------------------------------------------------------------------


                       -------------------------------------------------------------------------------------------------
  Past due                      -   6,066,046           -    8,849,086           -           -           -           -
                       -------------------------------------------------------------------------------------------------

        To mature
  In three months       2,001,339   4,524,827     731,333    2,568,233   2,243,146   6,834,999           -   3,071,604
  Between 4 and 6
  months                        -   1,705,491   7,079,585      364,181   1,611,566   1,267,169           -   1,194,885
  Between 7 and 9
  months                        -     828,038     136,350      499,484   1,480,358           -           -     184,086
  Between 10 and 12
  months                        -     231,049     371,864      364,181   2,077,837   2,916,692           -     330,876
  Between 1 and 2
  years                         -   1,313,465  57,568,114    1,130,162   4,779,304           -           -     451,082
  Between 2 and 3
  years                         -     117,931     257,785    1,130,162   3,598,506  79,595,907           -     218,381
  Between 3 and 4
  years                         -     134,153     439,407    1,130,162   2,715,347  187,000,000          -     218,381
  In greater than 4
  years                         -   1,009,367     322,231    2,283,020  13,303,493           -           -   1,262,252
                       -------------------------------------------------------------------------------------------------
    Total to mature     2,001,339   9,864,321  66,906,669    9,469,585  31,809,557  277,614,767          -   6,931,547
                       -------------------------------------------------------------------------------------------------
Total with fixed term   2,001,339  15,930,367  66,906,669   18,318,671  31,809,557  277,614,767          -   6,931,547
                       -------------------------------------------------------------------------------------------------
Total                   2,001,339  15,930,367  76,295,353   18,318,671  31,809,557  277,614,767  3,263,916   7,764,795
========================================================================================================================


=========================================================================================================================
                                                                     2001
                     ----------------------------------------------------------------------------------------------------
                                                  Other
                                               receivables                           Short-term
                                    Accounts   and prepaid     Trade                     and                    Other
                                  receivable,   expenses,     accounts    Customer    long-term    Related   liabilities
                      Investments     net          net        payable     advances      debt       parties       (4)
                     ----------------------------------------------------------------------------------------------------
No fixed term                  -            -    4,494,899            -           -           -  14,576,012   3,318,000
                     ----------------------------------------------------------------------------------------------------


                     ----------------------------------------------------------------------------------------------------
  Past due                     -   12,204,891            -   12,204,511           -           -           -           -
                     ----------------------------------------------------------------------------------------------------

        To mature
  In three months      1,619,206   19,846,994   31,788,376    3,900,072   7,082,010  93,347,260           -   4,404,202
  Between 4 and 6
  months                       -    6,849,361      760,999      211,073   6,774,575           -  66,883,892     407,705
  Between 7 and 9
  months                       -    3,410,515      629,761      149,361   6,513,411           -           -      53,380
  Between 10 and 12
  months                       -    2,585,883  112,830,264      205,230   6,622,260   8,035,839           -   2,161,710
  Between 1 and 2
  years                        -    1,845,290   28,740,744      709,183  12,541,337           -           -   1,137,151
  Between 2 and 3
  years                        -    2,576,577      200,089      709,183   9,432,833           -           -     213,553
  Between 3 and 4
  years                        -      322,813      121,872      709,183   6,412,495  231,021,280          -     213,553
  In greater than 4
  years                        -    2,819,402      198,399    1,937,193  29,114,187           -           -     667,208
                     ----------------------------------------------------------------------------------------------------
    Total to mature    1,619,206   40,256,835  175,270,504    8,530,478  84,493,108  332,404,379 66,883,892   9,258,462
                     ----------------------------------------------------------------------------------------------------
Total with fixed term  1,619,206   52,461,726  175,270,504   20,734,989  84,493,108  332,404,379 66,883,892   9,258,462
                     ----------------------------------------------------------------------------------------------------
Total                  1,619,206   52,461,726  179,765,403   20,734,989  84,493,108  332,404,379 81,459,904  12,576,462
=========================================================================================================================

(1) Does not accrue interest, except for Ps. 1,568,359 that accrue interest at a variable market rate.

(2)      Accrue interest at a fixed and variable market rate.

(3)      Includes Ps. 14,025,380 that accrue interest at a fixed rate.

(4) Represents salaries and social security payable, taxes payable and other liabilities.

(5)      Includes Ps. 10,068,544 that accrue interest at a variable market rate.

(6)      Includes Ps. 6,967,575 that accrue interest at a variable market rate.

(7)      Includes Ps. 2,177,226 that accrue interest at a fixed rate.


Initialled for identification purposes
with our report dated November 11, 2002
PRICE WATERHOUSE & Co.
C.P.C.E. C.A.B.A. T(degree)1 F(degree)1

                            ALTO PALERMO S.A. (APSA)

                   BUSINESS OVERVIEW AS OF SEPTEMBER 30, 2002



1. BRIEF COMMENTS ON THE COMPANY'S ACTIVITIES DURING THE PERIOD, INCLUDING REFERENCES TO SIGNIFICANT EVENTS AFTER THE END OF THE PERIOD.


ALTO PALERMO S.A. (APSA) REPORTS ITS RESULTS FOR THE FIRST THREE MONTHS OF FISCAL YEAR 2003
--------------------------------------------------------------------------------

                  BUENOS AIRES, NOVEMBER 11, 2002 - Alto Palermo S.A. (APSA) and alternatively, the "Company", a company engaged in the possession, lease, management, development and acquisition of productive shopping centers, reports its results for the first three months of fiscal year 2003, ended September 30, 2002.

                  The Financial Statements as of September 30, 2002 include the recognition of inflation effects and therefore they were restated in constant currency as of their closing date using the wholesale price index which as of September 30, 2002 was 121.20%.

                  The net income for the three-month period was Ps. 33.0 million, as compared to a Ps. 17.9 million loss for the same period of the previous year.

                  As of September 30, 2002, total sales were Ps. 23.7 million, i.e., 63.2% less than for the same period of the previous year.

                  The gross profit for the period was Ps. 6.4 million, 83.6% less than the gross profit for the same period of the previous year.

                  The consolidated operating result for the period was a loss of Ps. 3.2 million, 117.5% less than for the same period of the previous year.

                  Consolidated net income before interest, taxes, depreciation and amortization (EBITDA(1)) for the three-month period totaled Ps. 15.9 million, 57.3% less than the EBITDA for the same period of the previous year.


--------
(1) EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income

                            ALTO PALERMO S.A. (APSA)


COMMENTS ON THE OPERATIONS PERFORMED DURING THE QUARTER
--------------------------------------------------------------------------------

                  The third quarter of 2002 was the first period of incipient stabilization of economic variables in Argentina after the debacle experienced during the first half of the year. This context of less uncertainty, partially resulting from the expectation of an imminent agreement with the International Monetary Fund, encouraged a reduction in interest rates, reduced exchange rate fluctuations and gave rise to a slight restoration of depositors' confidence in the financial system, thus causing an increase in term deposits. These first signs of recovery were also made evident in our activity and in the variables of our business.

                  The exchange rate stabilization at about Ps. 3.65 per U.S. Dollar and the maintenance of the international reserves of the Central Bank of the Republic of Argentina ("BCRA") at about US$ 9,400 million brought about a lower retail inflation, which amounted to 7.0% during the quarter.

                  Another sign of improvement, which had an impact on our business, was the impulse experienced by our tenants' sales. After two years of constant drop, they reached 217.3 million during the quarter, an 18.3% increase in nominal values as compared to the same quarter of the previous year.

                  Further, the improvement of our lessees' sales enabled a reduction in the allowance for doubtful accounts, which excluding the allowance provided by Tarshop transactions, decreased by 96.1% from Ps. 6.9 million as of September 30, 2001 to Ps. 0.3 million as of September 30, 2002.

                  In view of our lessees' revenues recovery, during this quarter we began to apply the Referential Stabilization Index ("CER") upon "pesified" agreements and reinstated the admission rights upon execution or renewal of lease agreements in our shopping centers.


---------------------------------------------------------------------------------------------------
                                                       FOR THE THREE-MONTH PERIOD ENDED
                                                                SEPTEMBER 30,           DIFFERENCE
                                                              2002           2001          (%)
---------------------------------------------------------------------------------------------------
COST OF LEASES AND SERVICES                               (15,511,614)   (17,602,948)    (11.9)

Administrative expenses - Leases and services and others   (2,126,350)    (4,065,057)    (47.7)
Selling expenses - Leases and services and others            (183,470)      (777,863)    (76.4)
Selling expenses - Allowance for doubtful accounts           (265,850)    (6,860,383)    (96.1)
ADMINISTRATIVE & SELLING EXPENSES -
APSA (Not including Tarjeta Shopping)                      (2,575,670)   (11,703,303)    (78.0)

ADMINISTRATIVE AND SELLING EXPENSES -                      (6,521,234)   (10,028,721)    (35.0)
Outstanding cards                                              150,372        123,273      22.0

                            ALTO PALERMO S.A. (APSA)

                         Principal Financial Indicators
          For the three-month period ended September 30, 2002 and 2001
                          (In constant Argentine Pesos)

-------------------------------------------------------------------------------------------------------------
                                    AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                           2002                   2001            DIFFERENCE             %
-------------------------------------------------------------------------------------------------------------
REVENUES                                  23,734,033             64,487,531      (40,753,498)          (63.2)

EBITDA (1)                                15,923,325             37,302,600      (21,379,275)          (57.3)
EBITDA per share                                0.23                   0.53            (0.31)          (57.3)

EBITDA Shopping Centers                   19,100,443           (36,640,049)      (17,539,606)          (47.9)
EVITAD Torres de Abasto                    (106,395)              (357,439)           251,044          (70.2)
EBITDA Tarshop S.A.                      (3,110,750)              1,062,407       (4,173,157)         (392.8)

Financial Charge (2)                    (15,460,818)           (16,707,210)       (1,246,393)           (7.5)
Financial Liability (3)                  328,536,956            582,614,108     (254,077,152)          (43.6)
EBITDA/Financial charge                         1.03                   2.23
Financial liability /EBITDA(4)                  5.16                   3.90
Price per share                                 1.26                   1.90
Enterprise value (5)                     417,104,784            715,614,108     (298,509,324)          (41.7)
Financial debt/Enterprise value                 0.79                   0.81

NET INCOME (LOSS) FOR THE PERIOD          32,995,726           (17,923,797)        50,919,523           284.1

(1) Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

(2) Include financial results generated by liabilities adjusted for inflation, less exchange differences.

(3) Financial Debt (net of accrued interests) plus Intercompany loans.

(4) EBITDA calculated on a yearly basis.

(5) Outstanding shares at their market value plus financial liabilities.

                            ALTO PALERMO S.A. (APSA)

SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------

         SHOPPING CENTERS

                  The tenants' sales for the three-month period ended September 30, 2002 were Ps. 217.3 million, 18.3% higher than the sales for the same period of the previous year.

                                [GRAPHIC OMITTED]

                    TENANT'S SALES PERCENT VARIATION 2001-2002

                  -40%  -28%  -15%  -17%  -5%    4%    7%   25%  27%
                  --------------------------------------------------
                  Jan   Feb   Mar   Apr   May   Jun   Jul  Aug  Sep

                  Our tenants' average monthly sales per square meter for the three-month period totaled approximately Ps. 400.8.

                  Our shopping centers received approximately 63.4 million visitors during the last twelve months.

                  As of September 30, 2002, the average occupancy rate of our shopping centers was approximately 93.5%. The increase in this indicator during the last few months evidences both the increasing interest of potential lessees in leasing properties in our shopping centers and the attractiveness of our business at present.

         TARJETA SHOPPING

                  During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 22.7% decrease in its credit card portfolio (including securitized receivables), from Ps. 71.2 million as of September 30, 2001 to Ps. 55.0 million as of September 30, 2002. In addition, the number of card holders decreased by 1,786 during this period, amounting to 150,372.

                  The deep Argentine political, economic and social crisis impacted on the evolution of the credit card business affecting the main variables of this segment. Tarjeta Shopping sales experienced a 76.7% drop from Ps. 15.2 million as of September 30, 2001 to Ps. 3.5 million as of September 30, 2002; further, the net loss for the three-month period ended September 30, 2002 was Ps. 3.4 million higher than the income for the same period of the previous year.

                  Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of September 30, 2002 was 5.1%, 32.6% and 14.6%, respectively. The credit cards activation rate is approximately 61%.

                            ALTO PALERMO S.A. (APSA)


       PROMOTIONAL ACTIVITIES

                  During the quarter, several promotional events were carried out, particularly including the Mother's Day promotion where several actions were performed in order to encourage consumption. The promotion included benefits for consumers to share "moments" with their mothers at our shopping centers.

                  Further, several concerts by singer Diego Torres were sponsored with a significant repercussion. In addition, a remarkable concert by the folk group "Los Nocheros" was staged at Alto Palermo Shopping.

       BONUS$

                  During the period, the Company successfully continued the "Bonus$" customer fidelity program. As of September 30, 2002, more than 700,000 cards had been issued under the program and approximately 111 thousand prizes had been awarded.

OTHER RELEVANT EVENTS
--------------------------------------------------------------------------------

         RESTRUCTURING OF OUR FINANCIAL DEBT

                  On July 19, 2002, we issued the first tranche of the Convertible Notes into ordinary shares of the Company (Convertible Bonds) for an amount up to US$ 50,000,000, which were fully subscribed.

                  The Bonds are convertible into ordinary shares of our Company at the holder's option. The conditions of issuance include a conversion price of US$ 0.0324, which means that each Convertible Bond is potentially convertible for 30.86 shares of Ps. 0.10 face value each, accruing interest at a rate of 10% p.a. payable semiannually and a subscription price of 100% of the principal amount of the Bonds. Their due date is July 19, 2006.

                  The issuance of these securities enabled us to prepay a significant portion of our debt and thus considerably improve our financial structure and maturity schedule. The proceeds were used to pay in full the short-term bank debt which in nominal value amounted to approximately Ps. 39.0 million as of March 31, 2002. In addition, we redeemed Ps. 64.9 million (plus the accrued CER adjustment) of the Ps. 120 million APSA-SAPSA FRN due January 2005. In both transactions we obtained discounts of up to 25% for prepayment. Finally, the loans from our shareholders were used to subscribe the Convertible Bonds.

                  The present situation of the Company's structured loans is as follows:

                            ALTO PALERMO S.A. (APSA)

------------------------------------------------------------------------------
                          COMPANY'S STRUCTURED LOANS(1)
------------------------------------------------------------------------------
                                                         Currency    Amount
  Ps. 85 Millions Note (Apr-05)                            Ps.        50.3
  Ps. 120 Millions FRN APSA-SAPSA (Jan-05) (1)             Ps.        40.8
  TOTAL                                                    PS.        91.1

  Convertible Notes (Jan-06)                               US$         50
------------------------------------------------------------------------------

                  (1) Present situation after repurchases made between August and September 2002 and not including the accrued CER adjustment.


                                [GRAPHIC OMITTED]

                         DEBT SCHEDULE (IN US$ MILLIONS)

                          1,5     1,3     21,6    50,0
                          ----------------------------
                          2003    2004    2005    2006


                  (2) Loans have been reexpressed in U.S. Dollars at the exchange rate of Ps. 3.72 = US$ 1.00.

                            ALTO PALERMO S.A. (APSA)

                        Principal Consolidated Indicators
          For the three-month period ended September 30, 2002 and 2001
                          (In constant Argentine Pesos)

-----------------------------------------------------------------------------------------------------------------
                                                AS OF SEPTEMBER 30,       AS OF SEPTEMBER 30,      DIFFERENCE
STATEMENTS OF INCOME                                  2002                       2001                 (%)
-----------------------------------------------------------------------------------------------------------------
NET SALES                                             23,734,033                64,487,531           (63.2)
Leases and services                                   19,791,116                46,745,488           (57.7)
Sales and development properties                         413,888                 2,566,951           (83.9)
Credit card operations                                 3,529,029                15,175,092           (76.7)
COSTS                                               (17,350,103)              (25,491,724)           (31.9)
Leases and services                                 (15,511,614)              (17,602,948)           (11.9)
Sales and development properties                       (606,509)               (2,988,919)           (79.7)
Credit card operations                               (1,231,980)               (4,899,857)           (74.9)
GROSS PROFIT                                           6,383,930                38,995,807           (83.6)
Selling expenses                                      (5,056,089)             (14,056,369)           (64.0)
Administrative expenses                               (4,040,815)              (7,675,655)           (47.4)
Torres de Abasto unit contracts' rescissions                -                      (8,299)          (100.0)
Net (loss) income in credit card                        (505,254)                1,145,661          (144.1)
OPERATING (LOSS) INCOME                               (3,218,228)               18,401,145          (117.5)
Net loss in equity investments                          (947,061)                (641,641)            47.6
Financial results, net                                 26,027,489             (35,712,974)          (172.9)
Other income, net                                      10,201,972                  379,653          2.587.2
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST       32,064,172             (17,573,817)            320.6
Income Tax                                              (114,579)                (755,588)           (84.8)
Minority interest                                       1,046,133                  405,608            157.9
NET INCOME (LOSS)                                      32,995,726             (17,923,797)          (284.1)
---------------------------------------------------------------------------------------------------------------
                                                AS OF SEPTEMBER 30,       AS OF SEPTEMBER 30,      DIFFERENCE
SUMMARY OF BALANCE SHEET                              2002                       2001                 (%)
---------------------------------------------------------------------------------------------------------------
Current assets                                         69,440,399              257,054,535           (73.0)
Non-current assets                                  1,072,039,077            1,229,864,337           (12.8)
TOTAL ASSETS                                        1,141,479,476            1,486,918,872           (23.2)
Current liabilities                                    68,406,080              301,065,403           (77.3)
Non-current liabilities                               344,786,914              453,911,973           (24.0)
TOTAL LIABILITIES                                     413,192,994              754,977,376           (45.3)
Minority interest                                      15,445,671               22,094,334           (30.1)
SHAREHOLDERS' EQUITY                                  712,840,811              709,847,162              0.4

                            ALTO PALERMO S.A. (APSA)



2. CONSOLIDATED SHAREHOLDERS' EQUITY STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE THREE PREVIOUS YEARS.

                                                  30.09.2002       30.09.2001        30.09.2000       30.09.1999
                                                      Ps.              Ps.              Ps.               Ps.
                                                ---------------- ----------------  ---------------  ----------------
       Current assets                              69,440,399      257,054,535       185,288,304      203,673,559
       Non-current assets                       1,072,039,077    1,229,864,337     1,244,653,329    1,215,687,740
                                                ---------------- ----------------  ---------------  ----------------
       Total                                    1,141,479,476    1,486,918,872     1,429,941,633    1,419,361,299
                                                ================ ================  ===============  ================

       Current liabilities                         68,406,080      301,065,403       406,620,248      489,039,332
       Non-current liabilities                    344,786,914      453,911,973       278,671,239      192,390,571
                                                ---------------- ----------------  ---------------  ----------------
       Subtotal                                   413,192,994      754,977,376       685,291,487      681,429,903
                                                ---------------- ----------------  ---------------  ----------------
       Minority interest                           15,445,671       22,094,334        20,644,569       23,346,454
       Shareholders'equity                        712,840,811      709,847,162       724,005,577      714,584,942
                                                ---------------- ----------------  ---------------  ----------------
       Total                                    1,141,479,476    1,486,918,872     1,429,941,633    1,419,361,299
                                                ================ ================  ===============  ================


3. CONSOLIDATED INCOME STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE THREE PREVIOUS YEARS.

                                                  30.09.2002       30.09.2001        30.09.2000       30.09.1999
                                                      Ps.              Ps.              Ps.               Ps.
                                                ---------------- ----------------  ---------------  ----------------
       Operating (loss) income                    (3,218,228)       18,401,145       19,429,155        22,742,932
       Net (loss) income in equity investments      (947,061)        (641,641)        (222,536)            82,758
       Financial results, net                      26,027,489     (35,712,974)     (13,667,019)      (13,858,021)
       Other income (expense), net                 10,201,972          379,653        (618,358)           810,216
       Income tax                                   (114,579)        (755,588)      (2,732,742)       (7,487,607)
       Minority interest                            1,046,133          405,608          223,025         (637,105)
                                                ---------------- ----------------  ---------------  ----------------
       Net income (loss)                           32,995,726     (17,923,797)        2,411,525         1,653,173
                                                ================ ================  ===============  ================


4.       STATISTICAL DATA AS COMPARED WITH THE SAME PERIOD OF THE THREE PREVIOUS
         YEARS.

         Not applicable.

                            ALTO PALERMO S.A. (APSA)


5.       KEY RATIOS AS COMPARED WITH THE SAME PERIOD OF THE THREE PREVIOUS
         YEARS.

                                        30.09.2002          30.09.2001          30.09.2000          30.09.1999
                                           Ps.                 Ps.                 Ps.                 Ps.
                                     -----------------   -----------------   -----------------   -----------------
       Liquidity

       Current assets                   69,440,399         257,054,535         185,288,304         203,673,559
                                     -----------------   -----------------   -----------------   -----------------
       Current liabilities              68,406,080         301,065,403         406,620,248         489,039,332

       Ratio                             1,02                0,85                0,46                0,42

       Indebtedness

       Total liabilities               413,192,994         754,977,376         685,291,487         681,429,903
                                     -----------------   -----------------   -----------------   -----------------
       Shareholders'equity             712,840,811         709,847,162         724,005,577         714,584,942

       Ratio                              0,58                1,06                0,95                0,95


6.       BRIEF COMMENT ON THE FUTURE PERSPECTIVES FOR THE ENSUING QUARTER

         See item 1.

                            ALTO PALERMO S.A. (APSA)


                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002


1. SPECIFIC AND SIGNIFICANT LEGAL SYSTEMS THAT IMPLY CONTINGENT LAPSING OR REBIRTH OF BENEFITS ENVISAGED BY SUCH PROVISIONS.

         None.

2. SIGNIFICANT CHANGES IN THE COMPANY'S ACTIVITIES AND OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS, WHICH AFFECT THEIR COMPARISON WITH FINANCIAL STATEMENTS FILED IN PREVIOUS YEARS, OR THAT COULD AFFECT THOSE TO BE FILED IN FUTURE FINANCIAL YEARS.

         None.

3.       CLASSIFICATION OF RECEIVABLES AND LIABILITIES.

         a)       Past due receivables:

             ========================================================================================================
                                                  30.06.02      31.03.02     31.12.01      30.09.01        Total
                                                     Ps.          Ps.          Ps.           Ps.            Ps.
             --------------------------------------------------------------------------------------------------------
             Accounts receivable, net              3,785,820    1,423,094      857,132              -     6,066,046
             ========================================================================================================


         b)       Past due payable:

             ========================================================================================================
                                                  30.06.02      31.03.02      31.12.01      30.09.01       Total
                                                     Ps.           Ps.           Ps.          Ps.           Ps.
             --------------------------------------------------------------------------------------------------------
             Trade accounts payable                6,063,394     1,908,748        29,202      847,742     8,849,086
             ========================================================================================================

         c)       Receivables and liabilities with no fixed term:

                                                            30.09.02
                                                               Ps.
                                                          ------------
             Other receivables and prepaid expenses        9,388,684
             Related parties                               3,263,916
             Other liabilities                               833,248

                            ALTO PALERMO S.A. (APSA)


       d)    Current receivables to mature:

             ==========================================================================================================
                                                  31.12.02       31.03.03      30.06.03      30.09.03
                                                     Ps.           Ps.            Ps.           Ps.          Total
                                                                                                              Ps.
             ----------------------------------------------------------------------------------------------------------
             Accounts receivable, net               4,524,827      1,705,491       828,038       231,049     7,289,405
             ----------------------------------------------------------------------------------------------------------
             Other                                    731,333      7,079,585       136,350       371,864     8,319,132
             ==========================================================================================================

       e)    Non-current receivables to mature:

             ==========================================================================================================
                                                  30.09.04       30.09.05      30.09.06      30.09.07        Total
                                                     Ps.           Ps.            Ps.           Ps.           Ps.
             ----------------------------------------------------------------------------------------------------------
             Accounts receivable, net               1,313,465        117,931       134,153     1,009,367     2,574,916
             ----------------------------------------------------------------------------------------------------------
             Other                                 57,568,114        257,785       439,407       322,231    58,587,537
             ==========================================================================================================

       f)    Current liabilities to mature:

             ===========================================================================================================
                                                   31.12.02      31.03.03      30.06.03       30.09.03        Total
                                                     Ps.            Ps.           Ps.           Ps.            Ps.
             -----------------------------------------------------------------------------------------------------------
             Trade accounts payable                 2,568,233       364,181       499,484        364,181     3,796,079
             -----------------------------------------------------------------------------------------------------------
             Customer advances                      2,243,146     1,611,566     1,480,358      2,077,837     7,412,907
             -----------------------------------------------------------------------------------------------------------
             Short-term debt                        6,834,999     1,267,169             -      2,916,692    11,018,860
             -----------------------------------------------------------------------------------------------------------
             Salaries   and   social   security       269,134       104,672        16,126         28,985       418,917
             -----------------------------------------------------------------------------------------------------------
             Taxes payable                          2,367,684       921,017       141,893        255,039     3,685,633
             -----------------------------------------------------------------------------------------------------------
             Other liabilities                        434,786       169,196        26,067         46,852       676,901
             ===========================================================================================================

       g)     Non-current liabilities to mature:

             ============================================================================================================
                                                   30.09.04      30.09.05       30.09.06      30.09.07        Total
                                                     Ps.            Ps.           Ps.            Ps.           Ps.
             ------------------------------------------------------------------------------------------------------------
             Trade accounts payable                 1,130,162     1,130,162      1,130,162     2,283,020      5,673,506
             ------------------------------------------------------------------------------------------------------------
             Customer advances                      4,779,304     3,598,506      2,715,347    13,303,493     24,396,650
             ------------------------------------------------------------------------------------------------------------
             Long-term debt                                 -    79,595,907    187,000,000             -    266,595,907
             ------------------------------------------------------------------------------------------------------------
             Other liabilities                        451,082       218,381        218,381     1,262,252      2,150,096
             ============================================================================================================

                            ALTO PALERMO S.A. (APSA)


4.       CLASSIFICATION OF RECEIVABLES AND LIABILITIES.

         a)       Accounts receivable, net:

                                                                 Ps.
                                                            -------------
             Current
                Local currency                             (1) 13,355,451

             Non-current
                Local currency                             (1)  2,574,916

                  (1) Does not accrue interest, except for Ps. 1,568,359 that accrue interest at a variable market rate.

         b)       Other receivables and prepaid expenses:

             Current
                Local currency                             (1)   17,707,816

             Non-current
                Local currency                             (1)   58,587,537

                  (1) Does not accrue interest, except for Ps. 14,025,380 that accrue interest at a fixed rate.

c)       Trade accounts payable:

             Current
                Local currency                             (1)  11,351,096
                Foreign currency                           (2)   1,294,069

             Non-current
                Foreign currency                           (2)   5,673,506

                  (1)      Does not accrue interest.
                  (2)      Accrue interest at a variable market rate.

                            ALTO PALERMO S.A. (APSA)



d)       Customer advances:

                                                                       Ps.
                                                                ----------------
             Current
                Local currency                             (1)        7,412,907

             Non-current
                Local currency                             (1)       24,396,650


         (1) Does not accrue interest, except for Ps. 10,068,544 that accrue interest at a variable market rate.


e)       Short-term and long-term debt:

             Short-term debt
                Local currency                             (1)        4,319,727
                Foreign currency                           (1)        6,699,133

             Long-term debt
                Local currency                             (1)        8,622,522
                Foreign currency                           (1)      257,973,385

         (1)      Accrue interest at a fixed and variable market rate.

f)       Salaries and social security payable:

             Current
                Local currency                                          418,917

             Does not accrue interest.

g)       Taxes payable:

             Current
                Local currency                                        3,685,633

             Does not accrue interest.

                            ALTO PALERMO S.A. (APSA)



h)       Related parties:

                                                                  Ps.
                                                            --------------
             Current
                Local currency                              (1)  3,263,916


         (1) Does not accrue interest, except Ps. 2,177,226 that accrue interest at a fixed rate.



i)            Other liabilities:


             Current
                Local currency                                     676,901

             Non-current
                Local currency                                   2,983,344

             Does not accrue interest.


5.       RELATED PARTIES.

         See Notes 2.b. b.2. and 5 and Schedule C of unaudited financial statements.

6.       LOANS TO DIRECTORS.

         See Note 3.i. of unaudited financial statements.

7.       PHYSICAL INVENTORIES OF STOCK.

         See Note 2.c. of unaudited financial statements.

8.       CURRENT VALUES.

         See Notes 2.c. and 2.d. of unaudited financial statements.

9.       APPRAISAL REVALUATION OF ASSETS.

         See Note 2.d. of unaudited financial statements.

                            ALTO PALERMO S.A. (APSA)

10.      OBSOLETE UNUSED FIXED ASSETS.

         None.

11.      EQUITY INTERESTS IN OTHER COMPANIES IN EXCESS OF THAT PERMITED BY
         SECTION 31 OF LAW NO. 19,550.

         Not applicable.

12.      RECOVERY VALUES.

         Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.      INSURED ASSETS.

       =========================================================================================================
                                                   Insured       Accounting
                    Insured assets                 amounts         values                Risk covered
                                                     Ps.             Ps.
       ---------------------------------------------------------------------------------------------------------
       Abasto Shopping and premises                122,000,000     216,881,774 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Alto Palermo Shopping                        65,000,000     262,803,295 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Paseo Alcorta Shopping                       55,000,000      76,052,617 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Alto Avellaneda Shopping                     60,000,000      98,085,093 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Patio Bullrich Shopping                      55,000,000     133,509,952 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       =========================================================================================================

         (1) There is an insurance police for US$ 4,000,000 which covers the contents of the shopping centers without distinction.

         In our opinion, the above-described policies adequately cover current risks.

         See Note 1 of unaudited consolidated financial statements.

14. ALLOWANCES AND PROVISIONS THAT, TAKEN INDIVIDUALLY OR AS A WHOLE, EXCEED 2% OF THE SHAREHOLDERS' EQUITY.

         See Schedule E.

15. CONTINGENT SITUATIONS AT THE DATE OF THE FINANCIAL STATEMENTS WITH PROBABILITIES OF OCCURRING THAT ARE NOT REMOTE AND WHOSE EFFECTS ON THE EQUITY OF THE COMPANY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION.

         Not applicable.

16. STATUS OF THE PROCEEDINGS LEADING TO THE CAPITALIZATION OF IRREVOCABLE CONTRIBUTIONS TOWARDS FUTURE SUBSCRIPTIONS.

         Not applicable.

                            ALTO PALERMO S.A. (APSA)


17.      UNPAID ACCUMULATED DIVIDENDS ON PREFERRED SHARES.

         Not applicable.

18.      RESTRICTIONS ON DISTRIBUTION OF PROFITS.

         See Note 12 of unaudited financial statements.


BUENOS AIRES, NOVEMBER 11, 2002.




                                                        Eduardo Sergio Elsztain
                                                               President

               Free translation of the report issued for Argentine
              purposes in accordance with local generally accepted
                              accounting principles

                              LIMITED REVIEW REPORT

To the President and Directors of
ALTO PALERMO S.A. (APSA)

We have examined the Balance Sheets of Alto Palermo S.A. (APSA) as of September 30, 2002 and 2001 and the related Statement of Income, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month periods then ended, as well as the supplementary Notes 1 to 13 and Schedules A through
I. We have further performed a limited review to Alto Palermo S.A. (APSA) consolidated financial statements with its subsidiaries for the three-month periods ended September 30, 2002 and 2001. These financial statementes are the responsibility of the Company's management.

Our examination was limited to the application of the procedures established by Technical Resolution N(degree) 7 by the Federal Association of Professional Councils of Economic Sciences for limited reviews of financial statements corresponding to interim periods, which mainly include, the application of the analytical procedures to the figures included in the financial statements and the requirement of information from the Company's employees in charge of the preparation of the information included in the financial statements and their subsequent analysis. These reviews' scope is far less broader than an audit, whose goal is to express an opinion on the financial statements under consideration. Therefore, we do not express an opinion on the net worth position, the results of its operations, the changes in shareholders' equity and statement of cash flows of the Company, nor on its consolidated financial statements.

As established by Pronouncement 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, as from January 1, 2002 the Company recognized the effects of the devaluation of the Argentine peso.

The Company has prepared its unaudited financial statements following the valuation criteria established by the National Securities Commission which, as mentioned in Note 1.c) to the unaudited financial statements differ in certain aspects from applicable accounting standards, especially in relation to the recognition of income tax according to the deferred tax method and of the interest rate swap contract. The effect on the unaudited financial statements from the different valuation criteria used has not been quantified by the Company and we were unable to estimate, through other auditing procedures, the impact that such departure from applicable professional accounting standards could have on the unaudited financial statements.

Note 1 to the unaudited consolidated financial statements details the situation prevailing at the end of the period regarding the economic measures issued by the Argentine Government to confront the crisis affecting the country, some of which may have been pending issuance at the date these unaudited financial statements were prepared. The impact generated by all the measures adopted to date by the Government on the Company's unaudited financial statements at September 2002 have been recognized on the basis of the evaluations and estimates made by Management at the date those unaudited financial statements were prepared. Therefore, these unaudited financial statements must be considered in the light of these circumstances.

Furthermore, as mentioned in Note 1 of unaudited consolidated financial statements, at September 30, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes for Ps. 85 million. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence. Additionally, the Company was not in compliance with certain financial ratios that authorized the holders of at least 51% of the principal of the Senior Notes, after certain notifications, to accelerate their maturity. On November 11, 2002 the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenants violations. At September 30, 2002 total principal, CER plus accrued interest owed relating to the Notes and Senior Notes amounts to Ps. 139.2 million of which Ps. 120.2 million are disclosed in long-term debt in the unaudited consolidated financial statements.

Based on our review and on our examinations of the Company's financial statements and its consolidated financial statements for the fiscal years ended June 30, 2002 and 2001, of which we rendered opinion on September 9, 2002 and on August 31, 2001, we report that the financial statements of Alto Palermo S.A.
(APSA) as of September 30, 2002 and 2001 and its consolidated financial statements as of such dates prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires take into consideration all the significant facts and events known to us and in respect of which we have no objections.

Pursuant to the applicable laws and regulations we are in position to report that:

a) The financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed in the "Inventory and Balance Sheets" book, and comply with the requirements of Commercial Companies Law and the relevant resolutions of the Argentine Securities Commission (CNV);

b) the financial statements of Alto Palermo S.A. (APSA) are drawn up pursuant to the accounting records duly kept in compliance with the applicable laws

c) we have read the business overview report and the supplementary information to the notes to the financial statements required by
         Section 68 of the regulations of the Buenos Aires Stock Exchange, and we have no comments to make on them concerning the matters within our field of competence;

d) as of September 30, 2002, according to accounting records and to the settlements by Alto Palermo S.A. (APSA), the Company had no liabilities accrued in favor of the Retirement and Pension System.

BUENOS AIRES, NOVEMBER 11, 2002

                                            PRICE WATERHOUSE & Co.


                                                                  (Partner)
                                    ---------------------------------------
                                           Carlos Martin Barbafina
                                          Public Accountant (U.C.A.)
                                   C.P.C.E. C.A.B.A. T(degree)175 F(degree)65
                                    Professional Registration of the Firm
                                    C.P.C.E. C.A.B.A. T(degree)1 F(degree)1